FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the month of November, 2010
Commission File Number: 001-
PROMOTORA DE INFORMACIONES, S.A.
(Exact name of registrant as specified in its charter)
PROMOTER OF INFORMATION, S.A.
(Translation of registrant’s name into English)
Gran Vía, 32
28013 Madrid, Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F        ☑      Form 40-F      ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes      ☐      No     ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes      ☐      No     ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes      ☐ No     ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Madrid, October 27, 2010
ANNOUNCEMENT OF RELEVANT INFORMATION
This is to announce that the Board of Directors of PROMOTORA DE INFORMACIONES, S.A. has resolved to hold an Extraordinary Shareholders’ Meeting in Madrid, initially planned for November 27, 2010 at 18:00 at IFEMA (Feria de Madrid), Centro de Convenciones Sur, Auditorio Sur, 28042 Madrid.
The Agenda shall be as follows:
1.- Capital increase subject to condition precedent, in a nominal value of 24,104,905 euros by issue and circulation of 241,049,050 new shares having a par value of 10 cents on the euro each, with an issue premium of 1.90 euros, which will be subscribed and fully paid up against cash contributions with recognition of pre-emptive subscription right and with an express provision for incomplete subscription. Application for admission to trading of the shares resulting from the capital increase on the Bilbao, Madrid, Barcelona and Valencia stock exchanges, through the Exchange Interconnection System. Delegation to Board of Directors to verify fulfilment of the conditions to which this resolution is subject and redraft article 6 of the Articles of Association to adapt the drafting thereof to the subscriptions undertaken.
2.- Amendment of the Bylaws to introduce the following modifications:
2.1. Chapters I and II of the Bylaws: Amendment of Articles 1, 6 and 9, insertion of a new text in Article 8, and inclusion of a new Article 8 bis to provide for the issue of non-voting and preference shares and the participation of new shareholders in the Company’s share capital, as well as to adapt those articles to the Capital Corporations Act.
2.2. Chapter III: Amendment of Articles 12, 13, 14, 15, 16, 17, 21 and 21 bis, and inclusion of Articles 15 bis, 17 bis, 21 ter. 29 bis and 29 ter, in order to adapt those articles of the Bylaws to the best corporate governance practices and to the provisions of Law 12/2010, of June 30 amending, among others, Law 24/1988, of July 28, on the Securities Market.
2.3. Chapters IV, V and VI: Amendment of Articles 31, 32 , 33, 35, 38 and 39, to modernize and edit the wording of those articles, as well as to adapt them to the possibility of issuing non-voting shares.
2.4. Adoption of the consolidated text of the Bylaws
3.- Creation of new class of shares. Increase of capital, subject to various conditions precedent, in a nominal value of 62,784,252 euros by issue and circulation of 224,855,520 Class A common shares, with a par value of 10 cents on the euro each, and 402,987,000 Class B convertible non-voting shares, with a par value of 10 cents on the euro each, that will be subscribed and fully paid up against in-kind contributions consisting of common shares and warrants of Liberty Acquisition Holdings Virginia, Inc. and, if applicable, preferred shares of that company. Express contemplation of incomplete subscription. Application for admission to trading of Class A common shares and Class B convertible non-voting shares resulting from capital increase on Bilbao, Madrid, Barcelona and Valencia stock exchanges, by way of Exchange Interconnection System. Delegation of authority to Board of Directors to verify satisfaction of conditions to which Meeting resolution is subject, and determine date capital increase is to be implemented, conditions of increase not contemplated in this resolution and take actions necessary for its implementation under provisions of article 297(1)(a) of Capital Companies Act.
4.- Amendment of the General Shareholders’ Meeting Regulation and, if applicable, approval of a new consolidated text.
5.- Determination of the number of directors. Appointment of directors and/or, if warranted, ratification of the temporary appointment of directors made by the Board of Directors subsequent to the last Shareholders’ Meeting.
5.1. Determination of the number of directors.
5.2. Appointment of directors and/or, if warranted, ratification of the temporary appointment of directors made by the Board of Directors subsequent to the last Shareholders’ Meeting.
6.- Board of Directors’ remuneration: Determination of the maximum fixed remuneration for the Board.
7.- Approval of plan to deliver shares and stock options of the Company, as compensation for members of the Board of Directors and management personnel.
8.- Information to be provided at the Shareholders’ Meeting concerning amendments to the Board of Directors Regulation.
9.- Delegation of powers.
The Board of Directors has likewise decided to delegate separate or joint several powers to the Chairman of the Board, the Chief Executive Officer and the Executive Committee to add other items to the agenda, as well as to remove or amend any of the items put forth by the Board of Directors, as well as the decision to have a Notary present at the Shareholders’ Meeting to take the minutes, pursuant to Article 203 of the Capital Corporations Act.
Attached is the notice of meeting that will be made public today, as well as the following documents, which upon publication of the notice and in compliance with the provisions of Articles 286, 287, 296, 297.1.a), 300 and 528 of the Capital Corporations Act and Articles 6 and 26 of the General Shareholders’ Meeting Regulation, shareholders may consult at the Company’s registered offices or on the Company web page (www.prisa.com), or ask that they be delivered to them free of charge at ia@prisa.es or by phone at 91-330-1022 or 91-330-1174.
- Concerning item one on the Agenda: the full text of the proposed resolution and the Board of Directors’ Report, in compliance with Articles 286 and 297.1.a) of the Capital Corporations Act.
- Concerning item two on the Agenda: the full text of the proposed resolution and the Board of Directors’ Report, in compliance with Article 286 of the Capital Corporations Act.
- Concerning item three on the Agenda: the full text of the proposed resolution and Board of Directors’ Report, in compliance with Articles 286 and 300 of the Capital Corporations Act.
- Concerning item four on the Agenda: the full text of the proposed resolution and the Board of Directors’ Report, in compliance with the provisions of Article 26 of the General Shareholders’ Meeting Resolution.
- Concerning items seven and nine on the Agenda: the full text of the proposed resolutions.
- Forms and conditions for exercising the information rights and distance appointment of proxy and voting.

PROPOSED RESOLUTIONS
EXTRAORDINARY GENERAL SHAREHOLDERS MEETING
PROMOTORA DE INFORMACIONES, S.A.
November 27, 2010
____________________________
The Board of Directors of PROMOTORA DE INFORMACIONES, S.A. has resolved to submit the following PROPOSED RESOLUTIONS at the EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING to be held on November 27, 2010.
The Board of Directors likewise passed a resolution to grant joint and several powers to the Chairman of the Board, the Chief Executive Officer and the Executive Commission to add other proposed resolutions, as well as to delete, amend or alter any of the proposals set forth below.
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ONE
Capital increase subject to condition precedent, in a nominal value of 24,104,905 euros by issue and circulation of 241,049,050 new shares having a par value of 10 cents on the euro each, with an issue premium of 1.90 euros, which will be subscribed and fully paid up against cash contributions with recognition of pre-emptive subscription right and with an express provision for incomplete subscription. Application for admission to trading of the shares resulting from the capital increase on the Bilbao, Madrid, Barcelona and Valencia stock exchanges, through the Exchange Interconnection System. Delegation to Board of Directors to verify fulfilment of the conditions to which this resolution is subject and redraft article 6 of the Articles of Association to adapt the drafting thereof to the subscriptions undertaken.
1. Capital increase against cash contributions
It is resolved to increase capital in a nominal value of TWENTY-FOUR MILLION ONE HUNDRED FOUR THOUSAND NINE HUNDRED FIVE EUROS (€24,104,905), by the issue and circulation of 241,049,050 shares, of the same class as those currently outstanding, each with a par value of ten cents on the euro (€0.10), represented by book entries, with an issue premium of one euro and ninety cents on the euro (€1.90) per share, that is two euros (€2) per share in combined par value and issue premium.
This increase is made against cash contributions that must be fully paid up at the time of subscription of the shares and will occur in forty-two (42) monthly windows on the fifth business day of each calendar month from January 2011 to July 2014, as provided below.
2. Condition precedent
The effectiveness of this resolution is subject to the Board of Directors resolving to implement the in-kind capital increase by way of contribution of common shares and warrants of Liberty Acquisition Holdings Virginia Inc. and, if applicable, preferred shares of that company, constituting the third point of the agenda for this Extraordinary General Shareholders Meeting. Thus, if during the term established in the aforesaid third resolution the Board of Directors of the Company does not resolve to implement the capital increase against in-kind contributions, this resolution will be of no legal effect.
3. Negotiable pre-emption right
3.1 Characteristics of pre-emptive subscription right:
The shareholders of the Company appearing as such in the records of Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (Iberclear) on the day this Extraordinary General Meeting is held will have a pre-
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emptive subscription right at a ratio of 1.1 newly-issued shares for each share of the Company held.
Each new share subscribed in exercise of the pre-emptive subscription right must be subscribed and paid up at the issue price, that is, 2 euros per share (ten cents on the euro (€0.10) of par value and one euro and ninety cents on the euro (€1.90) of issue premium). Exercise of the pre-emptive subscription right will be rounded downward. Thus no fractional shares will be issued. Shares may be pooled for purposes of exercising the pre-emptive subscription rights.
The pre-emptive subscription rights will be transferable and negotiable on the corresponding official secondary markets, if any, by way of securitisation as warrants.
3.2 Term for pre-emptive subscription:
3.2.1 Term for exercise of pre-emptive subscription right:
The term for exercise of the pre-emptive subscription right will be the 42 calendar months from the date of publication of notice of the offer of subscription in the Official Gazette of the Commercial Register in accordance with the provisions of articles 305(2) and 503 of the Capital Companies Act (hereinafter the “Pre-Emptive Subscription Period”), which notice will be given before 31 December 2010, with the subscription right being exercisable at any time during that term, within the monthly windows established for that purpose, in accordance with the terms established below.
The first window will open on the day of publication of the aforesaid notice in the Official Gazette of the Commercial Register) and will close on the fourth business day of the following calendar month (with business days for purposes of this resolution being understood to be working days, excluding Saturdays, Sundays and holidays in the municipality of Madrid), that is, 7 January 2011. During this window the holders of pre-emptive subscription rights may exercise their rights through the Affiliated Participant of Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (Iberclear) in the books of which the securities are entered, stating the decision to exercise those rights and paying the amount of the issue price. On the fifth business day of the month following the opening of the first window, that is, on 10 January 2011 the Board of Directors, or the persons to which it delegates authority, will execute the corresponding public deed stating the number of shares subscribed during the preceding monthly window, certify effective payment therefor, redraft article six (6) of the Articles of Association, to adapt it to the resulting new capital figure, and state the amount of capital pending subscription and the term remaining until the end of the subscription period. This deed will be registered in the Commercial Register and thereafter will be presented to Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (Iberclear), requesting immediate admission to trading of the shares subscribed on the corresponding official secondary markets, as indicated above.
The second window will open on the day following the day of closing of the first window, that is, on 8 January 2011, will close on the fourth business day of the following calendar month, that is, on 4 February 2011, and the execution of the corresponding deed will occur on the fifth business day of February, 2011, that is, on 7 February 2011, and so successively until the day 42 months after the beginning of the
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pre-emptive subscription period, with the deed corresponding to the last window being executed on the fifth business day of the month of July 2014.
3.2.2 Procedure for giving subscription order:
As has been indicated, the holder of the pre-emptive subscription rights may give orders related to exercise of the pre-emptive rights through the Affiliated Participants of Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (Iberclear). Those orders will be understood to have been given on a firm, irrevocable and unconditional basis and will constitute subscription of the new shares to which they refer.
The orders will be received either by the Company or, if applicable, by the agent appointed for that purpose. The results of the subscriptions corresponding to the monthly window will be notified by the agent to the Affiliated Participants and the Company so that the latter from time to time may timely advise the National Securities Market Commission (CNMV) by way of the corresponding material disclosure.
3.2.3 Payment for new shares:
Full payment of the issue price of each share must be made simultaneously with the subscription order. Payment will be made through the Affiliated Participants of Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (Iberclear) through which the subscription orders were placed.
Each of the public deeds documenting subscription and payment having been executed, it will be registered in the Madrid Commercial Register and the deed will be delivered to the CNMV, the corresponding exchanges and Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (Iberclear). The latter will enter the subscribed shares in its central register. The Affiliated Participants will make the corresponding book entries in favour of the owners of the subscribed shares, after which time the owners may request the certificates showing ownership of the subscribed shares from the Affiliated Participants.
3.2.4 Cancellation of pre-emptive subscription rights:
The pre-emptive subscription rights not exercised by the end of the 42 months of the Pre-Emptive Subscription Period will be cancelled.
4. Incomplete subscription
As provided in article 311 of the Capital Companies Act, it is expressly contemplated that there may be incomplete subscription of the capital increase, if at the end of the term of 42 months established for exercise of the pre-emptive subscription right not all of the shares issued by way of this increase have been subscribed. Therefore, the capital will be increased in the amount corresponding to the par value of the shares of the Company that are effectively subscribed and paid up, being of no effect in respect of the remainder.
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5. Representation of newly-issued shares
Newly-issued shares will be represented by book entries, handled by Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (Iberclear) and its Affiliated Participants.
6. Rights of newly-issued shares
Newly-issued shares will give their holders the same voting and dividend rights as currently-outstanding shares of the Company, starting on the date of their entry in the corresponding records of Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (Iberclear) and its Affiliated Participants.
7. Application for admission to official trading
It is resolved to request admission to trading of the new shares issued by virtue of this capital increase resolution on the Madrid, Barcelona, Bilbao and Valencia stock exchanges, through the Exchange Interconnection (Continuous Market) System, and to take such steps and actions as may be necessary and present such documents as may be required by the competent authorities for admission to trading of the newly-issued shares subscribed and paid up as a result of the resolved capital increase, it being expressly noted that the Company is subject to such rules as may exist or be issued regarding stock exchanges and, in particular, regarding listing, maintenance of listing and delisting.
It is expressly noted that, if hereafter delisting of the Company’s shares is requested, it will be adopted with the same formalities that are applicable and, in that case, the interests of shareholders opposing or not voting on the delisting resolution will be guaranteed.
If it deems it to be appropriate, the Board of Directors is authorised to request admission to trading of the shares issued by virtue of this capital increase resolution on the New York Stock Exchange, by way of issue of the appropriate “American Depositary Shares” or on any other foreign secondary markets it deems to be appropriate.
In addition, admission to trading of the pre-emptive subscription rights on the corresponding official secondary markets will be requested.
8. Delegation of authority to implement capital increase
It is resolved to authorise the Board of Directors, as broadly as required by law and with express authorisation to delegate to its Executive Committee, to freely review and determine whether the condition precedent to which this resolution is subject has been satisfied. Once that has been verified it may, on a non-exhaustive basis, by way of illustration and not limitation, take each of the following actions on the broadest terms as provided by law:
(i)	Execute the public deed reflecting the number of shares subscribed during the monthly periods (or windows) contemplated for that purpose and state the number of shares pending subscription, and the remaining
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term to do so, and redraft article 6 of the Articles of Association, to adapt it to the result of the subscriptions made as the pre-emptive subscription rights are exercised.

(ii)	Exercise any rights and obligations deriving from the aforesaid public deeds.

(iii)	Draft and prepare such prospectuses and notices as may be required by applicable legislation, in particular those requested by the National Securities Market Commission (CNMV) or any other public agency, and agree to such subsequent amendments thereof as it deems to be appropriate, filing them with the authorities competent for that purpose.

(iv)	Appoint the company assuming the functions of agent for the capital increase and for that purpose sign such agreements and documents as may be necessary.

(v)	Apply for admission to trading of the newly-issued shares on the Madrid, Barcelona, Bilbao and Valencia stock exchanges and their inclusion within the Exchange Interconnection (Continuous Market) System, with all the powers that are necessary for that purpose under the applicable legislation, taking whatever steps are necessary and executing whatever documents are required to do so, and appoint the entity responsible for maintaining the accounting records for the shares and, if applicable, the custodians responsible for issuing the deposit certificates to represent the shares, executing whatever documents are necessary for that purpose.

(vi)	Apply for admission to trading of the pre-emptive subscription rights on the corresponding official secondary markets, if applicable, as warrants if the aforesaid rights are subject to securitisation, with all the powers that are necessary for that purpose under the applicable legislation, taking whatever steps are necessary and executing whatever documents are required to do so, and appoint the entity responsible for maintaining the accounting records for the shares and, if applicable, the custodians responsible for issuing the deposit certificates to represent the shares, executing whatever documents are necessary for that purpose.

(vii)	Apply for admission to trading of the shares issued by virtue of this capital increase resolution on the New York Stock Exchange, by way of issuance of the appropriate “American Depositary Shares” or on any other foreign secondary markets it deems to be appropriate.

(viii)	Take such actions as may be necessary and approve and formalise such public or private documents as may be necessary or appropriate for full effectiveness of the capital increase resolution as regards any of its aspects and content; apply for such entries or annotations as may be necessary in respect of the aforesaid capital increase, or any other question related thereto, appearing before the Commercial Register or any other entity required for such purposes.
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(ix)	Correct, if applicable, and complete the errors, defects and omissions in the documents formalised as a result of exercise of the authority granted herein, that prevent or interfere with their full effectiveness, in particular those that may prevent their entry in the public registers, for that purpose having authority to introduce such modifications as may be required to adapt them to the verbal or written review of the Registrar.

(x)	And, in order to exercise the foregoing authority, take any action or sign and execute any other documents, whether public or private, they deem to be necessary or useful for implementation of the authority conferred herein.
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TWO
Amendment of the Bylaws to introduce the following modifications:
2.1. Chapters I and II of the Bylaws: Amendment of Articles 1, 6 and 9, insertion of a new text in Article 8, and inclusion of a new Article 8 bis to provide for the issue of non-voting and preference shares and the participation of new shareholders in the Company’s share capital, as well as to adapt those articles to the Capital Corporations Act.
“Article 1.— Corporate Name and Applicable Law
The Company’s corporate name is Promotora de Informaciones, S.A., and it shall be governed by the Capital Corporations Act of July 2, 2010, applicable legal or regulatory provisions and these Bylaws. References to the “Law” shall be understood to refer to either the Capital Corporations Act of July 2, 2010 or the Securities Market Law of July 28, 1988, whichever is applicable.”
“Article 6.— Share Capital
6.1. Share capital is TWENTY-ONE MILLION NINE-HUNDRED THIRTEEN THOUSAND FIVE-HUNDRED AND FIFTY EURO (21,913,550€), divided into TWO HUNDRED NINETEEN MILLION ONE HUNDRED THIRTY-FIVE THOUSAND FIVE-HUNDRED (219,135,500) ordinary shares having a par value of TEN EURO CENTS (0.10€) each, all being of the same class and numbered consecutively from 1 through 219,135,500.
Share capital has been totally subscribed and paid up.
6.2. The Company may issue different classes of shares. Each class of shares may have a different par value. When there are different series within the same class of shares, all shares within the same series shall have the same par value.”
“Article 8.— Non-voting shares
1. The Company may issue non-voting shares for a par value that does not exceed half of the paid in share capital. Non-voting shares shall be governed by the provisions of the Bylaws, the Capital Corporations Act and by the resolution adopted at the Shareholders Meeting in which the issue of non-voting shares is approved.
2. Holders of non-voting shares shall be entitled to receive the minimum annual dividend set forth in the resolution authorizing the issue. Once the minimum dividend is approved, holders of non -voting shares shall be entitled to receive the same dividend accorded ordinary shares. If there are distributable profits, the Company shall be obliged to declare the aforementioned minimum dividend.
3. Holders of non-voting shares shall be entitled to the same pre-emptive rights in the same terms as holders of voting stock. Nevertheless, that right may be excluded
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pursuant to the provisions of Article 308 of the Capital Corporations Act and these Bylaws.
4. Subsequent issues of non-voting shares shall require the approval of the prior holders of non-voting shares in a separate vote or at an Extraordinary Meeting.
5. Until the minimum dividend is paid, non-voting shares shall maintain that right under the same conditions as those applicable to ordinary shares and, in any case, shall likewise maintain their economic advantages.
6. Shareholders at the General Meeting may resolve to issue convertible non-voting shares at a fixed rate (determined or determinable) or at a variable rate. The issue resolution shall state whether the decision to convert or exchange the shares corresponds to the shareholders and/or the Company or, if applicable, whether conversion shall be obligatory on a given date.”
“Article 8 bis.— Redeemable Shares
The Company may issue redeemable shares for a par value not to exceed one-fourth of share capital, and by complying with all other legally-established requisites.”
“Article 9.— Share issues, subscription and payment
Pursuant to legal requisites, shareholders at the General Shareholders Meeting may increase share capital by issuing new shares or by increasing the face value of existing shares. Shareholders shall determine the date and conditions for any new issues and the Board of Directors shall have specific powers to implement their decisions with as wide a margin of discretion as the legal framework allows and in accordance with the conditions set forth in the shareholders’ resolution. If not determined at the Shareholders Meeting, as established by law the Board of Directors may determine the method and maximum period for satisfying any unpaid share capital, if any, which shall not exceed five years. In capital increases involving the issue of new shares, whether ordinary or preference shares, with non-cash contributions, former shareholders may exercise their proportional pre-emptive rights in the terms set forth in Article 304 of the Capital Corporations Act within the term granted by the Board of Directors, which shall not be less that fifteen days after the publication of the announcement of the offer to subscribe the new issue in the Official Companies Register Gazette, unless those pre-emptive rights have been excluded pursuant to Articles 308, 504 and 505 of the Capital Corporations Act.
Subject to the requisites set forth for amending the Bylaws, shareholders may delegate to the Board of Directors powers to implement capital increases pursuant to Articles 297 and 506 of the Capital Corporations Act.
2.2. Chapter III: Amendment of Articles 12, 13, 14, 15, 16, 17, 21 and 21 bis, and inclusion of Articles 15 bis, 17 bis, 21 ter. 29 bis and 29 ter, in order to adapt those articles of the Bylaws to the best corporate governance practices and to the provisions of Law 12/2010, of June 30 amending, among others, Law 24/1988, of July 28, on the Securities Market.
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“Article 12.— Powers
Shareholders at General Shareholders’ Meetings comprise the highest sovereign body of the Company. The General Meeting shall decide all matters attributed it in these Bylaws, in its own Regulation or by Law, and particularly the following matters:
a) Approval of the annual accounts, the consolidated annual accounts, the Board of Directors’ management, and the proposed distribution of profits.
b) Determination of the number of members on the Board of Directors.
c) Appointment and removal of Directors, as well as the ratification or revocation of the Board of Directors’ provisional appointment of Directors.
d) Appointment and re-election of Auditors.
e) Capital increases or reductions; bonds issues and, in general, any type of securities issues, including preference interests; conversion; merger; spin-off or dissolution of the Company; and any amendment of the Bylaws.
f) Authorization of the Board of Directors to approve a capital increase pursuant to the Capital Corporations Act and to issue bonds of any class and to delegate to the Board of Directors any other powers pursuant to the Law and the Bylaws.
g) Approval and amendment of the General Shareholders’ Meeting Regulation, in accordance with the Law and the Bylaws.
h) Annual approval of the Board of Directors’ remuneration, pursuant to Article 19, paragraph 2 of the Bylaws.
i) Authorization of Directors’ remuneration consisting in granting shares or stock options, or remuneration pegged to share value.
j) The exercise of any other powers attributed to the Shareholders’ Meeting by Law or in the Bylaws, and examining and deciding any other matter that the Board of Directors deems should be considered or resolved at a Shareholders’ Meeting that is considered to be especially relevant in the interests of the Company.”
“Article 13.— Types of Shareholders’ Meetings
General Shareholders’ Meetings may be ordinary or extraordinary. They shall be called and shall be held in the manner determined by Law, in these Bylaws and in the internal regulations of the Company. It is mandatory to hold an Ordinary General Shareholders Meeting on the date set by the Board of Directors and within the term set forth in Article 164 of the Law.
Extraordinary General Shareholders Meetings shall be held when the Board of Directors deems one warranted or at the request of shareholders representing at least 5% of share capital, expressing in their request the matters to be discussed at the meeting. In such
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case the meeting called shall be held within 30 days after a notarized request for a meeting has been submitted to the directors.”
“Article 14.— Preparation of the General Shareholders’ Meeting
All General Shareholders’ Meetings shall be called within the time periods and in the manner set forth in the Law, the Bylaws and the General Shareholders’ Meeting Regulation.
The notice of meeting shall state the Company’s name, the place, date and time that the meeting is to be held, and the items on the agenda.
Shareholders representing a minimum of 5% percent of the total share capital may request that a supplement to the notice of meeting be issued to include one or more additional items on the agenda. This right shall be exercised through a notice issued by any reliable means, received at the company’s registered offices within five days following publication of the initial notice of meeting.
The supplement to the notice of meeting must be published at least fifteen days prior to the date on which the meeting is to be held.
Prior to or during the meeting, shareholders may request the reports, documents or clarification that they deem warranted, as provided in the Law.
Nevertheless, the meeting shall be deemed to have been validly convened and called to order to discuss any matter, provided that shareholders representing all of the share capital are present and the attendees unanimously agree to hold the meeting, pursuant to Article 178 of the Law (“Universal Meeting”).
“Article 15.— Holding General Shareholders’ Meetings
a) Place. Meetings shall be held at the venue indicated in the notice within the city in which the Company has its registered offices or elsewhere, on the stipulated day and time, unless it is a Universal Meeting.
b) All shareholders holding a minimum of 60 shares, registered on the corresponding stock ledger five days prior to the meeting, and who have obtained the corresponding attendance card may attend a General Meeting.
The Board of Directors shall attend the meeting. The Chairman of a General Meeting may authorize the attendance of any person he deems warranted; however shareholders at the meeting may revoke that authorization.
c) Proxies: Shareholders may authorize another shareholder to act for them as proxies, complying with the requisites and formalities required in these Bylaws, the General Shareholders’ Meeting Regulation and the Law. Grant of proxy shall be valid for a specific General Shareholders’ Meeting. This requisite shall not apply when the proxy holds a notarized power of attorney to manage all of the shareholder’s assets located in Spain. Grant of proxy must be indicated in writing on the attendance card provided with the notice of meeting, in a letter, or by any electronic means of communication. In that
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case, the requisites for electronic voting shall be applicable, provided it is not incompatible with the type of proxy.
d) Quorum. Without prejudice to the procedures set forth in the Law for special cases, a General Shareholders’ Meeting may be held on the initial date and time stated in the notice when shareholders or proxies representing at least 25% of the subscribed shares having voting rights are present. On the second date and time stated in the notice, a General Shareholders’ Meeting may be validly held regardless of capital in attendance.
e) Chairing the meeting. The Chairman of the Board of Directors shall chair shareholders meetings and, in his absence, the Vice Chairman, if any, shall preside and, in the absence of both of them, the director who is present and has the most seniority. In the absence of all of the foregoing, the shareholders shall designate a shareholder to preside at the meeting.
The person presiding at the meeting shall submit all items on the agenda for deliberation and shall direct the debates so that the meeting transpires in an orderly fashion. In that regard he shall enjoy the appropriate powers of order and discipline.
The person presiding at the meeting shall be assisted by a secretary, who shall be the Secretary to the Board of Directors or, if absent, the Deputy Secretary to the Board, if any, and if not, a person designated by the shareholders at the meeting.
The Presiding Board shall consist of the person presiding at the meeting, the secretary and all other members of the Board of Directors in attendance.
f) Voting by mail or electronic means. Shareholders may vote by post or by electronic means on the proposed resolutions appearing as items on the Agenda at any type of shareholder meeting. The identity of the party exercising voting rights must be ensured in accordance with the requirements set forth in the General Shareholders’ Meeting Regulation. Electronic votes shall be cast using a recognized electronic signature or any type of guarantee that the Board of Directors deems appropriate to ensure the authenticity and identification of the shareholder exercising his voting rights. Shareholders using distance voting shall be deemed present when determining whether a quorum for the meeting exists. Votes cast using such methods must have been received at the Company’s registered offices at least twenty-four hours prior to the initial day and time on which the meeting is to be held. If not, the vote shall be deemed as not having been cast. The Board of Directors may set an earlier deadline on the notice announcing the shareholders’ meeting.
The Board of Directors is empowered to implement the foregoing provisions, setting forth the appropriate rules, means and procedures according to available technology, in order to enable voting and appointment of proxies by electronic means. Specifically, among others, the Board of Directors may regulate the use of guarantees other than electronic signatures in the casting of electronic votes.
The rules implemented by the Board of Directors pursuant to this section shall be published on the company webpage.
(Free translation from the original in Spanish language)

g) Voting. The person presiding at the meeting shall announce the voting results, summarizing the number of votes in favor and against the proposed resolution by reading the results aloud.
The General Shareholders’ Meeting Regulation shall set forth the procedures and systems for counting the votes cast on the proposed resolutions.
h) Resolutions. Resolutions shall be adopted by vote of the majority of shares represented as required in these Bylaws or in the Capital Corporations Act. Each share having voting rights, present or represented by proxy at the General Meeting, shall be entitled to one vote.
The adoption of resolutions shall require the favorable vote of half plus one of the shares having voting rights, present or represented by proxy at the General Meeting, except in the cases in which these Bylaws or the Law require a reinforced majority.”
“Article 15 bis.— Special Resolutions
Except as provided in the Law, a favorable vote of 75% percent of the shares having voting rights, present or represented by proxy at a General Meeting shall be required to adopt resolutions concerning the following matters:
a) Amendments to the Bylaws including, among others, change of business purpose and capital increases or reductions, unless such operations are required by law.
b) A corporate conversion, merger or spin-off of any type, as well as the assignment of all corporate assets and liabilities.
c) Dissolution and liquidation of the Company.
d) Exclusion of pre-emptive subscription rights in capital increases for cash.
e) Changes in the Board of Directors.
f) Appointment of members of the Board at the Shareholders’ Meeting, except for candidates proposed by the Board of Directors.”
“Article 16.— Implementation of Corporate Resolutions
a) Powers. The Board of Directors shall implement all General Shareholders’ Meeting resolutions without prejudice to any powers delegated or powers of attorney granted in accordance with these Bylaws.
b) Taking and approval of the minutes. The minutes of the Meeting may be taken and approved in the manner set forth in Article 202 of the Law and signed by the person presiding at the meeting and the secretary. In the event that the Meeting is held in the presence of a Notary engaged by the Board of Directors to take the minutes pursuant to Article 203 of the Capital Corporations Act, the notarial instrument shall be deemed to be the minutes of the Meeting and shall thus require no further approval.”
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“Article 17.— Nature, number of members and officers
The Board of Directors shall manage, direct and represent the Company, without prejudice to the powers that pursuant to the Law or the Bylaws shall be exercised by shareholders at General Shareholders’ Meetings.
The Board shall have a minimum of three and a maximum of seventeen members, who shall be appointed by and whose number shall be determined at the Shareholders’ Meeting. In that regard, the shareholders may expressly determine the number at a Meeting, or may do so indirectly by choosing to fill or not to fill vacancies or to appoint or not to appoint new Directors within the aforementioned minimum and maximum number of members.
The Board of Directors shall appoint a Chairman from among its members and may likewise appoint one or several deputy chairmen. It may also appoint an Executive Committee from one of its members, or one or several Chief Executive Officers, to whom the Board may grant joint or joint and several powers to represent the Company.
The Board shall also appoint a secretary, who need not be a board member, and may appoint a deputy secretary, who likewise need not be a board member.
The Board of Directors shall approve the Regulations governing its organization and procedures.”
“Article 17 bis.— Types of Board Members
1. Board members shall be defined as followed:
a) Executive Directors: Those who perform executive functions or who are senior managers of the Company. In any case, those directors who have been delegated permanent general powers by the Board and/or are under senior management contracts or contracts to provide full-time executive services to the Company shall be deemed executive directors.

b) External Directors Representing Significant Shareholdings: Directors who (i) hold shares equal or superior to those legally considered significant shareholdings at any time or who have been appointed due to their position as shareholders, although their holdings may be less than those considered significant; (ii) or whose appointments were proposed by shareholders falling under section (b) (i) above.

c) Independent External Directors: Those not included in the previous categories, appointed based on their recognized personal and professional prestige and their experience and knowledge for the exercise of their functions, without ties to the executive team or significant shareholders.

d) Other External Directors: external directors who do not qualify as either significant shareholders or independent.
(Free translation from the original in Spanish language)

The Board of Directors Regulation may further define and develop these concepts.
2. The composition of the Board of Directors shall be such that external directors or non-executive directors represent a majority with respect to executive directors, with the presence of independent directors.”
“Article 21.— Powers of Board Officers
Board officers shall have the following powers:
a) Chairman: Represents the Company in court and otherwise. He shall exercise the powers delegated to him by the Board of Directors, being authorized to grant general power of attorney for lawsuits and such special powers of attorney that he deems warranted. He shall ensure that Board meetings are held in an orderly fashion, issue meeting notices, and inspect and review all corporate resolutions proposed by any corporate body.
b) Deputy Chairmen: Exercise, when warranted, all of the powers of the Chairman in the event of the Chairman’s temporary absence or incapacity, or those powers expressly delegated to them by the Chairman.
c) Secretary: Takes minutes, when warranted, of the resolutions adopted by the Board and at the General Shareholders’ Meetings, maintains records and issues certifications with the Chairman’s approval.
“Article 21 bis.— Audit Committee
The Board of Directors shall appoint an Audit Committee. The Audit Committee shall exercise the functions attributed it under applicable legislation, the Bylaws and internal Company Regulations, without prejudice to any other functions that may be attributed it by the Board of Directors.
The Audit Committee shall have the number of members that is determined by the Board of Directors from time to time, with a minimum of three (3) and a maximum of five (5) members. At least a majority of the Audit Committee members shall be non-executive directors, and shall likewise meet all other requirements set forth in the Law. At least one of the Audit Committee members shall be an independent director and shall be appointed taking into account his knowledge and experience in accounting and/or auditing.
Committee members shall be appointed by the Board of Directors at the proposal of the Chairman and shall cease in their functions when they are no longer Board members or when so decided by the Board of Directors
The Committee Chairman shall be elected by the Board of Directors from among the committee members who are non-executive directors and who likewise meet the other legally established requirements. The Committee Chairman shall be replaced every four years and may be reappointed one year after having ceased in his functions.
(Free translation from the original in Spanish language)

The Secretary to the Board of Directors shall act as Secretary of this Committee, and the Deputy Secretary shall act in his absence. The Secretary shall take the minutes of the Committee meetings in accordance with the terms set forth by the Board of Directors.
Upon the Chairman’s issuing of a notice of meeting, the Committee shall meet periodically as warranted, and at least four times a year.
The Audit Committee shall be governed by the same regulations established in the Bylaws for the Board of Directors, provided that they are compatible with the functions of this Committee.”
“Article 21 ter.— Corporate Governance, Appointments and Remuneration Committee.
The Board of Directors shall appoint a Corporate Governance, Appointments and Remuneration Committee which shall exercise the functions attributed it under applicable legislation, the Bylaws and internal Company Regulations, without prejudice to any other functions that may be attributed it by the Board of Directors
The Corporate Governance, Appointments and Remuneration Committee shall have a minimum of three (3) and a maximum of (5) external directors, to be determined by resolution of the Board of Directors upon a motion from its Chairman.
The Corporate Governance, Appointments and Remuneration Committee may request the attendance of the Company’s Chief Executive Officer at its meetings.
Members of the Corporate Governance, Appointments and Remuneration Committee shall cease in their functions when they are no longer Board members or when so decided by the Board of Directors.
The Chairman shall be selected by the Board of Directors from among its independent directors.
The Secretary to the Board of Directors shall act as Secretary of this Committee, and the Deputy Secretary shall act in his absence. The Secretary shall take the minutes of the Committee meetings in accordance with the terms set forth by the Board of Directors.
This Committee shall be governed by the same regulations established in the Bylaws for the Board of Directors, provided that they are compatible with the functions of this Committee.”
“D. CONCERNING THE ANNUAL CORPORATE GOVERNANCE REPORT AND THE WEB PAGE
Article 29 bis.— Annual Corporate Governance Report
After receiving the opinion of the Corporate Governance, Appointments and Remuneration Committee, the Board of Directors will approve each year the Company’s annual corporate governance report with the legally-established content and any other deemed appropriate.
(Free translation from the original in Spanish language)

The annual corporate governance report will be approved prior to issuing the notice of the Annual General Shareholders Meeting for the fiscal year in question and will be made available to shareholders together with the other shareholders meeting information.
The annual corporate governance report shall likewise be made public pursuant to the provisions of the Securities Market Act.
Article 29 ter.— Web Page
The Company shall maintain a web page to provide information to shareholders and investors, which shall include the documents and information required under the Law, including at least the following:
a) Current Bylaws
b) General Shareholders’ Meeting Regulation
c) Board of Directors Regulation
d) Annual financial report and all other financial statements that the Company issues and releases periodically.
e) Internal Code of Conduct for Securities Markets
f) Corporate governance reports
g) Documents concerning ordinary and extraordinary shareholders’ meetings, with information concerning the agenda, the Board of Directors’ proposals, as well as any other relevant information that shareholders may require in order to cast their votes.
h) Information concerning the content of shareholders meetings previously held, and especially concerning the composition of the meeting when called to order, the resolutions adopted, and the number of votes cast for and against each of the proposed resolutions on the agenda.
i) The means of communication existing between the Company and shareholders and, especially, information to enable shareholders to exercise their right of information, indicating postal and email addresses to which shareholders may send queries.
j) The means and procedures for appointing proxies at shareholders’ meetings.
k) The means and procedures for exercising distance voting including, when applicable, those implemented to verify attendance and voting by electronic means at shareholders’ meetings.
l) Relevant events disclosed to the National Securities Market Commission.”
(Free translation from the original in Spanish language)

2.3. Chapters IV, V and VI: Amendment of Articles 31, 32 , 33, 35, 38 and 39, to modernize and edit the wording of those articles, as well as to adapt them to the possibility of issuing non-voting shares.
“Article 31.— Annual Accounts and Audits
1. Within the legally-established period the Board of Directors shall prepare the Annual Accounts, Management Report and Proposal for Distributing Profits and, if applicable, the Consolidated Accounts and Consolidated Management Report.
2. The Annual Accounts and Management Report, as well as the Consolidated Annual Accounts and Consolidated Management Report shall be reviewed by the Auditors.”
“Article 32.— Distribution of Profits
1. The Shareholders’ Meeting will decide the distribution of profits in accordance with the approved balance sheet.
2. Once contingencies provided for in the Law or the Bylaws have been met, dividends from the profits for the year or from disposable reserves may then be distributed only if this does not result in net book equity dropping below share capital.
If losses during prior accounting periods have resulted in net book equity dropping lower that the amount of share capital, profits will be used to compensate those prior losses.
In other respects, profits may not be distributed unless the available reserves are at least equal to the amount for research and development included as assets on the balance sheet.
In any event, unavailable reserves should be maintained that are equivalent to the goodwill appearing as an asset on the balance sheet, allocating for that purpose part of the profits equal to at least 5% of goodwill. If there are no profits, or they prove insufficient, available reserves will be used for this purpose.
3. Legal reserves shall be provided for in accordance with Article 274 of the Law. An additional reserve shall likewise be set up with a minimum of 10% of after-tax profits, to create a fund equivalent to a minimum of 20% and a maximum of 50% of paid up share capital to cover contingencies approved at the Shareholders Meeting. Shareholders may likewise establish any voluntary reserves they deem advisable”.
“Article 33.— Distribution of profits
1. If there are distributable profits, the Company is obliged to declare a minimum distribution of dividends in the event there are non-voting shares, in accordance with the provisions of the Capital Corporations Act and these Bylaws.
2. Annual net profits shall be distributed among shareholders in proportion to their holdings, once the Company’s obligations have been met, and legal, voluntary or
(Free translation from the original in Spanish language)

reserves provided in the bylaws, if any, have been allocated, and the Board of Directors’ remuneration has been paid, without prejudice to the provisions of Section 1 above.
In its dividend distribution resolution, shareholders at the General Shareholders’ Meeting shall determine the payment date and method. The Board of Directors may declare interim dividends, subject to the limitations and requirements set forth in the Law.
“Article 35.— Dissolution of the Company
The Company shall be dissolved upon the occurrence of any of the events set forth in Article 360 and concordant articles.
If the Company’s dissolution is warranted due to the value of its corporate assets having fallen below half of the authorized share capital, dissolution may be avoided by a resolution increasing or reducing share capital in accordance with the provisions of Article 363.1 of the Law.
“Article 38.— Liquidation Procedures
Without prejudice to the provisions of the Capital Corporations Act, all shares (ordinary and non-voting) shall generally have the same liquidation quota, if one exists.
The foregoing notwithstanding, pursuant to the terms of Article 101 of the Capital Corporations Act holders of non-voting shares shall be entitled to be reimbursed for the amount paid in before any amounts are distributed with respect to all other shares, in the event the Company is liquidated and in the event the liquidation quota for all shares is less than the amount paid in for non-voting shares.
The provisions of the Law shall apply in all other matters not addressed herein.”
“Article 39. Applicable Law
The provisions of the Capital Corporations Act and the Securities Market Act shall apply in any matters not addressed in these Bylaws.”
The validity of the amendments affecting Articles 15 bis, 17 and 38 of the Bylaws is conditioned upon the implementation and subscription of the non-cash capital increase as set forth in item four on the Agenda of the Extraordinary Shareholders’ Meeting.
2.4. Adoption of the consolidated text of the Bylaws
It is resolved to adopt a new consolidated text of the Bylaws, amending that text solely and exclusively to include the articles amended by this resolution, so that these Bylaws may comprise one single public instrument.”
(Free translation from the original in Spanish language)

THREE
Creation of new class of shares. Increase of capital, subject to various conditions precedent, in a nominal value of 62,784,252 euros by issue and circulation of 224,855,520 Class A common shares, with a par value of 10 cents on the euro each, and 402,987,000 Class B convertible non-voting shares, with a par value of 10 cents on the euro each, that will be subscribed and fully paid up against in-kind contributions consisting of common shares and warrants of Liberty Acquisition Holdings Virginia, Inc. and, if applicable, preferred shares of that company. Express contemplation of incomplete subscription. Application for admission to trading of Class A common shares and Class B convertible non-voting shares resulting from capital increase on Bilbao, Madrid, Barcelona and Valencia stock exchanges, by way of Exchange Interconnection System. Delegation of authority to Board of Directors to verify satisfaction of conditions to which Meeting resolution is subject, and determine date capital increase is to be implemented, conditions of increase not contemplated in this resolution and take actions necessary for its implementation under provisions of article 297(1)(a) of Capital Companies Act.
1. Creation of new class of shares
A new class of convertible non-voting shares is created, to be issued in implementation of the resolution to increase capital against non-cash or in-kind contributions that is adopted below.
Thus, once the shares of this new class are issued, there will be two classes of shares:
(i)	Class A, which will be comprised of the existing common shares and those that may be issued in the future, in particular those issued in implementation of the capital increase resolutions adopted below at this General Shareholders Meeting; and

(ii)	Class B, comprised of the convertible non-voting shares to be issued in implementation of the capital increase resolutions adopted below at this General Shareholders Meeting.
2. Capital Increase
The capital of the Company is increased in a nominal amount of SIXTY-TWO MILLION SEVEN HUNDRED EIGHTY-FOUR THOUSAND TWO HUNDRED FIFTY-TWO EUROS (€62,784,252), by issue and circulation of (i) 224,855,520 Class A common shares, having a par value of (€0.10) ten cents on the euro each and (ii) 402,987,000 Class B convertible non-voting shares with a par value of (€0.10) ten cents on the euro each, all represented by book entries and numbered consecutively, respectively.
This capital increase is made against non-cash or in-kind contributions that will be paid up, as specified below, by contribution, on the exchange date, of all of the common shares, warrants and, if applicable, preferred shares of the United States company Liberty Acquisition Holdings Virginia Inc., the universal successor of its parent Liberty
(Free translation from the original in Spanish language)

Acquisition Holdings Corp., as a result of the merger by absorption by the former of the latter. Hereinafter references to “Liberty” will be understood to be made to the company resulting from the described merger.
3.	Conditions precedent
The effectiveness of this resolution and, therefore, the authority of the Board of Directors to implement it under article 287(1)(a) of the Capital Companies Act, is subject to the satisfaction, prior to implementation, of each and every one of the conditions established in the agreement of 4 August 2010 entered into by the Company, Liberty Acquisition Holdings Corp. and Liberty Acquisition Holdings Virginia Inc. (called the “Amended and Restated Business Combination Agreement”, as thereafter amended), in particular the following conditions:
(i)	Approval in the United States of North America of the prospectus (F-4) under the applicable regulations and absence of any order suspending the effectiveness of that prospectus.

(ii)	Exercise of the statutory right of withdrawal of shareholders of Liberty Acquisition Holdings Corp., in a number representing less than 30% of the public capital of that company, and subsequent approval by the shareholders and holders of warrants of Liberty Acquisition Holdings Corp., at their respective meetings, of the contribution of their shares and/or warrants to this in-kind capital increase.

(iii)	Absence of (i) judicial orders, injunctions or prohibitions preventing consummation of the in-kind capital increase, and (ii) laws, rules, regulations or orders issued by public authorities of any kind prohibiting its consummation.
Therefore, if the Board of Directors of the Company does not verify, as contemplated herein, in any event within such legal term as may be applicable, that each and every one of the conditions referred to above has been satisfied, this resolution will be of no effect.
The Board of Directors is authorised, as described below, to freely review and verify whether the conditions precedent to which this resolution is subject have been satisfied, and even to waive application of any or all of them.
4. Delegation to Board of Directors of implementation of capital increase as contemplated in article 297(1)(a) of the Capital Companies Act
Under the provisions of article 297(1)(a) of the Capital Companies Act, as developed below, the Board of Directors is authorised, once satisfaction of the conditions precedent has been verified, within a maximum term of one year, to decide on the date this increase is to be implemented, and to establish, specify and complete the conditions of the capital increase in all respects not provided for by the General Meeting, including the determination of the amount of the issue premium and amendment of article 6 of the Articles of Association to adapt it to the new capital figure and resulting number of shares, taking such actions as may be necessary to achieve registration of the capital increase in the Commercial Register.
(Free translation from the original in Spanish language)

5. Consideration
The consideration for this capital increase against in-kind contributions correspond to the securities representing all of the capital of Liberty Acquisition Holdings Virginia Inc., the universal successor of Liberty Acquisition Holdings Corp., consisting of:
(i)	Common shares of the aforesaid company (the “Liberty Common Shares”), with a maximum of 134,329,000 shares.

For each such share the Company will issue 1.5 Class A common shares, and 3 Class B convertible non-voting shares.

(ii)	Warrants of the aforesaid company (the “Liberty Warrants”), with a maximum of 51,915,600 warrants.

For each such warrant the Company will issue 0.45 Class A common shares.

(iii)	Ultimately, based on number of common shares of Liberty Acquisition Holdings Virginia Inc. comprising the contributions for this capital increase, those contributions may, as explained below, also consist of Class A, B, C, D and E preferred shares of the aforesaid company (the “Liberty Preferred Shares”), in a maximum number of 500,010 shares, in the form of 50,000 of class A, 300,000 of class B, 10 of class C, 50,000 of class D and 100,000 of class E, without the contribution thereof implying any change whatever in the maximum number of Class A common shares and Class B convertible non-voting shares to be issued by the Company under section (i) above.
For each of those Liberty Preferred Shares, based on the class, the Company will issue a number of Class A common shares and class B convertible nonvoting shares equal to the number contemplated in clause 3.5 of the aforesaid “Amended and Restated Business Combination Agreement”, the Spanish version of which is partially reproduced below, as related solely to the exchange of the Liberty Preferred Shares, there being no rule or regulation whatever in that agreement, or in any other, that affects, alters or modifies that language, the literal text of which is as follows:
     “Exchange of Shares of Liberty Virginia. At the Time of Effectiveness of the Exchange, by virtue of the Exchange of Shares and without need of any action of PRISA, Liberty Virginia or the Liberty Virginia Shareholders, but in any event subject to the provisions of Clause 3.5(h):
     (i) [ ... ]
     (b) Subject to the provisions of Clause 4.2(e), the holders of the issued and outstanding Liberty Virginia Series A Preferred Shares will be entitled to receive, in total, the following consideration (the “Series A Total Consideration”):
     (i) cash in an amount of $50,000,000 minus the lesser of the following two figures: (A) the Total Required Cash Payment Amount and (B) $50,000,000;
(Free translation from the original in Spanish language)

     (ii) the Mixed Election Consideration per Share that would be payable in respect of a number of Liberty Virginia Common Shares equal to the Number of Equivalent B Common Shares had a Mixed Consideration Election been made in respect of that number of Liberty Virginia Common Shares, with the “Number of Equivalent B Common Shares” being equal to (A) the Total Required Cash Payment Amount divided by (B) $10.00 (provided that the maximum number of Liberty Virginia Common Shares for which the Mixed Election Consideration per Share will be payable pursuant to this Clause 3.5(b)(ii) will be $5,000,000); and
     (iii) the Total Pro Rata Interest Accrued to holders of the Liberty Virginia Series A Preferred Shares.
     The Series A Total Consideration will be divided among the holders of the Liberty Virginia Series A Preferred Shares pro rata to the number of Liberty Virginia Series A Preferred Shares held by each shareholder (the “Series A Per Share Consideration”).
     (c) Subject to the provisions of Clause 4.2(e), the holders of the Liberty Virginia Series B Preferred Shares will be entitled to receive, in total, the following consideration (the “Series B Total Consideration”):
     (i) If the Total Required Cash Payment Amount is $50,000,000 or less, in that case (A) a cash amount equal to $300,000,000 (plus the Total Pro Rata Interest Accrued to the holders of the Liberty Virginia Series B Preferred Shares) and (B) an amount of PRISA Shares and cash equal to the Mixed Election Consideration per Share that would be payable in respect of 6,000,000 Liberty Virginia Common Shares for which a Mixed Consideration Election had been made;
     (ii) If the Total Required Cash Payment Amount is greater than $50,000,000 but not greater than $225,000,000, in that case:
     (A) An amount of PRISA Shares and cash equal to the Mixed Election Consideration per Share that would be payable in respect of a number of Liberty Virginia Common Shares equal to the Number of Equivalent B Shares had there been a Mixed Consideration Election in respect of that number of Liberty Virginia Common Shares, with the “Number of Equivalent B Shares” being equal to the product of (x) 6/7 (six sevenths) and (y) (I) the Total Required Cash Payment Amount divided by $10.00, minus (II) 5,000,000;
     (B) cash in an amount equal to the sum of (i) $150,000,000 and (ii) the product of (x) 6/7 (six sevenths) and (y)(I) $225,000,000 minus (II) the Total Required Cash Payment Amount;
     (C) PRISA Shares and cash in an amount equivalent to the Mixed Election Consideration per Share that would be payable in respect of 6,000,000 Liberty Virginia Common Shares for which a Mixed Consideration Election had been made;
     (D) cash equivalent to the amount of the Total Pro Rata Interest Accrued in favour of the holders of the Liberty Virginia Series B Preferred Shares.
     (iii) If the Total Required Cash Payment Amount is greater than $225,000,000 but not greater than $525,000,000, in that case:
     (A) An amount of PRISA Shares and cash equal to the Mixed Election Consideration per Share that would be payable in
(Free translation from the original in Spanish language)

respect of 21,000,000 Liberty Virginia Common Shares for which a Mixed Consideration Election had been made;
     (B) cash in the amount of (i) $150,000,000, and (ii) the Total Pro Rata Interest Accrued in favour of the holders of the Liberty Virginia Series B Preferred Shares.
     (iv) If the Total Required Cash Payment Amount is greater than $525,000,000, in that case:
     (A) An amount of PRISA Shares and cash equal to the Mixed Election Consideration per Share that would be payable in respect of a number of Liberty Virginia Common Shares equal to the Number of Equivalent B Shares had there been a Mixed Consideration Election in respect of that number of Liberty Virginia Common Shares, with the “Number of Equivalent B Shares” being equal to the product of (x) 6/7 (six sevenths) and (y)(I) the Total Required Cash Payment Amount divided by $10.00, minus (II) 52,500,000 (provided that the maximum number of Liberty Virginia Common Shares in respect of which the Mixed Election Consideration per Share will be payable pursuant to this Clause 3.5(e)(iv)(A) will be 15,000,00);
     (B) cash in an amount equal to the product of (x) 6/7 (six sevenths) and (y) the greater of the two following amounts (I) $700,000,000 minus the Total Required Cash Payment Amount and (II) 0;
     (C) PRISA Shares and cash in an amount equivalent to the Mixed Election Consideration per Share that would be payable in respect of 23,500,000 Liberty Virginia Common Shares for which a Mixed Consideration Election had been made; and
     (D) cash in the amount of the Total Pro Rata Interest Accrued in favour of the holders of the Liberty Virginia Series B Preferred Shares.
     The Series B Total Consideration will be divided among the holders of the Liberty Virginia Series B Preferred Shares pro rata to the number of Liberty Virginia Series B Preferred Shares held by each shareholder (the “Series B Per Share Consideration”).”
     (d) Subject to the provisions of Clause 4.2(e), the holders of the issued and outstanding Liberty Virginia Series C Preferred Shares will be entitled to receive, in total (the “Series C Total Consideration”), an amount equivalent to the Mixed Election Consideration per Share that would be payable in respect of 750,000 Liberty Virginia Common Shares for which a Mixed Consideration Election had been made. The Series C Total Consideration will be divided among the holders of Liberty Virginia Series C Preferred Shares pro rata to the number of Liberty Virginia Series C Preferred Shares owned by each of the shareholders (the “Series C Per Share Consideration”).
     (e) Subject to the provisions of Clause 4.2(e), the holders of the Liberty Virginia Series D Preferred Shares will be entitled to receive, in total, the following consideration (the “Series D Total Consideration”):
     (i) If the Total Required Cash Payment Amount is not more than $50,000,000, in that case (A) a cash amount equal to $50,000,000 (plus the Total Pro Rata Interest Accrued to the holders of the Liberty Virginia Series D Preferred Shares), and (B) an amount in PRISA Shares and in cash equal to the Mixed Election Consideration per Share that would be payable in
(Free translation from the original in Spanish language)

respect of 1,000,000 Liberty Virginia Common Shares for which a Mixed Consideration Election had been made.
     (ii) If the Total Required Cash Payment Amount is greater than $50,000,000, but not greater than $225,000,000, in that case:
     (A) An amount of PRISA Shares and cash equal to the Mixed Election Consideration per Share that would be payable in respect of a number of Liberty Virginia Common Shares equal to the Number of Equivalent D Shares had there been a Mixed Consideration Election in respect of that number of Liberty Virginia Common Shares, with the “Number of Equivalent D Shares” being equal to the product of (x) 1/7 (one seventh) and (y)(I) the Total Required Cash Payment Amount divided by $10.00, minus (II) 5,000,000;
     (B) cash in an amount equal to the sum of (i) $25,000,000 and (ii) the product of (x) 1/7 (one seventh) and (y)(I) $225,000,000 minus (II) the Total Required Cash Payment Amount;
     (C) PRISA Shares and cash in an amount equivalent to the Mixed Election Consideration per Share that would be payable in respect of 1,000,000 Liberty Virginia Common Shares for which a Mixed Consideration Election had been made;
     (D) cash equivalent to the amount of the Total Pro Rata Interest Accrued in favour of the holders of the Liberty Virginia Series D Preferred Shares.
     (iii) If the Total Required Cash Payment Amount is greater than $225,000,000 but not greater than $525,000,000, in that case:
     (A) An amount of PRISA Shares and cash equal to the Mixed Election Consideration per Share that would be payable in respect of 3,500,000 Liberty Virginia Common Shares for which a Mixed Consideration Election had been made; and
     (B) cash in the amount of (i) $25,000,000, and (ii) the Total Pro Rata Interest Accrued in favour of the holders of the Liberty Virginia Series D Preferred Shares.
     (iv) If the Total Required Cash Payment Amount is greater than $525,000,000, in that case:
     (A) An amount of PRISA Shares and cash equal to the Mixed Election Consideration per Share that would be payable in respect of a number of Liberty Virginia Common Shares equal to the Number of Equivalent D Shares had there been a Mixed Consideration Election in respect of that number of Liberty Virginia Common Shares, with the “Number of Equivalent D Shares” being equal to the product of (x) 1/7 (one seventh) and (y)(I) the Total Required Cash Payment Amount divided by $10.00, minus (II) 52,500,000 (provided that the maximum number of Liberty Virginia Common Shares in respect of which the Mixed Election Consideration per Share will be payable pursuant to this Clause 3.5(e)(iv)(A) will be 2,500,00);
     (B) cash in an amount equal to the product of (x) 1/7 (one seventh) and (y) the greater of the two following amounts (I) $700,000,000 minus the Total Required Cash Payment Amount and (II) 0;
     (C) PRISA Shares and cash in an amount equivalent to the Mixed Election Consideration per Share that would be payable
(Free translation from the original in Spanish language)

in respect of 3,600,000 Liberty Virginia Common Shares for which a Mixed Consideration Election had been made; and
     (D) cash in the amount of the Total Pro Rata Interest Accrued in favour of the holders of the Liberty Virginia Series D Preferred Shares.
     The Series D Total Consideration will be divided among the holders of the Liberty Virginia Series D Preferred Shares pro rata to the number of Liberty Virginia Series D Preferred Shares held by each shareholder (the “Series D Per Share Consideration”).”
     (f) Subject to the provisions of Clause 4.2(e), the holders of the Liberty Virginia Series E Preferred Shares will be entitled to receive, in total, the following consideration (the “Series E Total Consideration”):
          (i) If the Total Required Cash Payment Amount is not more than $700,000,000, in that case (A) a cash amount equal to $100,000,000 (plus the Total Pro Rata Interest Accrued in favour of the holders of the Liberty Virginia Series E Preferred Shares) and (B) an amount of PRISA Shares and of cash equal to the Mixed Election Consideration per Share that would be payable in respect of 500,000 Liberty Virginia Common Shares in respect of which a Mixed Consideration Election had been made.
          (ii) If the Total Required Cash Payment Amount is greater than $700,000,000, in that case:
     (A) An amount of PRISA Shares and cash equal to the Mixed Election Consideration per Share that would be payable in respect of a number of Liberty Virginia Common Shares equal to the Number of Equivalent E Shares had there been a Mixed Consideration Election in respect of that number of Liberty Virginia Common Shares, with the “Number of Equivalent E Shares” being equal (x) (I) to the Total Required Cash Payment Amount divided by (II) $10.00, minus (y) 70,000,000 (provided that the maximum number of Liberty Virginia Common Shares in respect of which the Mixed Election Consideration per Share will be payable pursuant to this Clause 3.5(f)(ii)(A) will be 10,000,000);
     (B) cash in an amount equal to the greater of the two following amounts: (I) $800,000,000 minus the Total Required Cash Payment Amount and (II) 0;
     (C) if the Total Required Cash Payment Amount is not more than $750,000,000, in that case, PRISA shares and cash in an amount equivalent to the Mixed Election Consideration per Share that would be payable in respect of 500,000 Liberty Virginia Common Shares for which a Mixed Consideration Election had been made;
     (D) if the Total Required Cash Payment Amount is greater than $750,000,000, in that case PRISA shares and cash in an amount equivalent to the Mixed Election Consideration per Share that would be payable in respect of 1,000,000 Liberty Virginia Common Shares for which a Mixed Consideration Election had been made; and
     (E) cash equivalent to the amount of the Total Pro Rata Interest Accrued in favour of the holders of the Liberty Virginia Series E Preferred Shares;
The Series E Total Consideration will be divided among the holders of the Liberty Virginia Series E Preferred Shares pro rata to the number of Liberty
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Virginia Series E Preferred Shares held by each shareholder (the “Series E Per Share Consideration”).”
The determination of the specific number of Liberty Common Shares and, if applicable, Liberty Preferred Shares that will be subject to contribution will depend on the number of Liberty shareholders, if any, that choose to exercise the right of withdrawal or cash consideration, as provided in the aforesaid “Amended and Restated Business Combination Agreement”. Therefore, the determination of the specific number of Liberty shares will be made after the holding of the Liberty General Shareholders Meeting contemplated to be held before this General Meeting.
In light of the foregoing, and given the impossibility at this date of determining the specific number of Liberty Common Shares and, if applicable, Liberty Preferred Shares, the Board of Directors, with express authority to subdelegate to the Executive Committee, is delegated authority to determine and fix the total number of shares of the Company that are to be issued, based on the final number of Liberty Common Shares, Warrants and, if applicable Preferred Shares ultimately to be presented for exchange as provided in the aforesaid “Amended and Restated Business Combination Agreement” for purposes of this capital increase.
In accordance with the provisions of article 311 of the Capital Companies Act, capital will be deemed to be increased only in the amount of the subscriptions made.
The issued shares formally will be subscribed and paid up by a depositary entity that will act in a merely fiduciary capacity for and on behalf of the persons and entities that are holders of the Liberty Common Shares, Warrants and, if applicable, Preferred Shares at the time of the contribution. That depositary entity will issue “American Depositary Shares” (“ADSs”) representing the Class A and Class B shares of the Company issued in this capital increase, which will be delivered to the persons and entities holding the Liberty Common Shares, Preferred Shares and Warrants in proportion to their respective contributions.
6. Procedure for determination of issue premium
The issue premium will be equal to the amount of the difference between the value of the Common Shares, the Liberty Warrants and, if applicable, the Preferred Shares of that company for purposes of the contribution, and the par value of the Class A common shares and the Class B convertible non-voting shares of the Company to be issued.
Under the provisions of article 297(1)(a) of the Capital Companies Act, the amount of the issue premium for the new shares will be as established by the Board of Directors or, by delegation, by the Executive Committee, not later than the date of execution of the increase resolution.
For the foregoing purposes, and as regards the value of the Common Shares and the Liberty Warrants and, if applicable, the Preferred Shares of that company, the board of directors will take account of the stock market price of the common shares and warrants of the company Liberty Acquisition Holdings Corp. over the last quarter prior to its merger by absorption by its subsidiary Liberty Acquisition Holdings Virginia Inc., a non-listed company.
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The issue premium in any event must respect the provisions of article 67(3) of the Capital Companies Act.
7. No pre-emption rights
In accordance with article 304 of the Capital Companies Act, in this capital increase there are no pre-emptive subscription rights, since the contributions are non-cash or in-kind.
8. Representation of new shares
The newly-issued shares will be Class A common shares and Class B convertible non-voting shares, in the proportion indicated above. They will be represented by book entries handled by Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.” (Iberclear), and its Affiliated Participants.
9. Rights and characteristics of Class A and Class B shares
9.1 Class A Shares
The new Class A common shares will give their holders the same voting and dividend rights as the currently outstanding common shares of the Company, from the time of implementation of the capital increase. Regarding dividend rights, the new shares will entitle their holders to the company’s dividends, interim or final, the distribution of which is resolved starting on that date.
9.2 Class B Shares
The Class B shares are convertible non-voting shares that enjoy the rights contemplated in articles 98 to 103 and 499 of the Capital Companies Act and in this resolution:
9.2 (a) Right to minimum dividend:
The holders of the Class B convertible non-voting shares will be entitled to receive, from the date of their issue until their transformation into Class A common shares, a minimum annual cash dividend of 0.175 euros per share, provided that there are distributable profits, in accordance with the terms and with the limitations contemplated in article 273 of the Capital Companies Act, or provided that there is a positive balance of the issue premium reserve, which reserve will be created upon issue of the Class B convertible non-voting shares, in accordance with the provisions of the issue resolution, provided that there are no legal restrictions on such payment.
In order to make payment of the minimum dividend possible, the issue premium reserve created upon the issue of the Class B convertible non-voting shares will be frozen until the Class B convertible non-voting shares have been converted into Class A common shares and the minimum dividends referred to in this resolution have been fully paid. Despite its frozen nature, the issue premium reserve, and no other reserve that may exist in the Company, may be used for payment of the minimum dividend and repayment of the par value of common shares in excess of the number of Class B convertible non-
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voting shares that are converted, if the conversion ratio is other than 1 to 1 as indicated in section 9.2. c) below.
All of the foregoing is without prejudice to such possible reclassification of liability accounts, if any, as must be made for accounting purposes regarding all or a part of the balance of the issue premium reserve for Class B convertible non-voting shares.
When there are sufficient distributable profits in a given fiscal year, the Company is required to declare payment of the minimum dividend referred to in the preceding paragraph. If the Company has distributable profits during a fiscal year but they are not sufficient to distribute the full amount of the minimum dividend on the Class B convertible non-voting shares, the available amount of the distributable profit must be fully used for payment of the dividend corresponding to the Class B convertible non-voting shares, pro rata over them.
The minimum dividends that are not distributed, by reason of insufficient distributable profits, will be distributed, as to the remainder, against the issue premium reserve constituted upon issue of the Class B convertible non-voting shares. If the issue premium reserve created upon issue of the Class B convertible non-voting shares also is not sufficient to distribute the full amount of the minimum dividend on the Class B convertible non-voting shares, the full amount of that reserve will be used for payment of the dividend corresponding to the Class B convertible nonvoting shares, pro rata over them.
Minimum dividends not distributed, in whole or in part, by reason of insufficient distributable profits or issue premium reserve created upon issue of the Class B convertible non-voting shares, will be cumulative.
The minimum dividend corresponding to the Class B convertible non-voting shares must be paid as soon as possible, after holding the ordinary general shareholders meeting for each fiscal year, and in any event before 30 September of each year. The minimum dividends will be paid in respect of the completed fiscal year to which the annual accounts approved at the ordinary general meeting resolving payment of the minimum dividend relate, except for the first fiscal year, for which the minimum annual dividend will be multiplied by a fraction the numerator of which will be the number of days elapsed from the date of issue until 31 December 2010, and the denominator of which is 365.
In the event of conversion, the holders of the Class B convertible non-voting shares will be entitled to receive in cash, on or before the day they are delivered the common shares resulting from the conversion, any minimum dividend not paid before that date (including the proportional part of the minimum dividend corresponding to the number of days elapsed from the beginning of the year in which the conversion occurred), provided and to the extent that there are distributable profits or issue premium reserve created upon issue of the Class B convertible non-voting shares.
For these purposes, the general meeting resolves from this time to distribute the issue premium reserve for Class B convertible non-voting shares, to cover payment of the dividends corresponding to the shareholders choosing to convert their Class B convertible non-voting shares into Class A common shares on the aforesaid terms, in
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the event that it is not possible to pay them by way of declaration of an interim dividend. And without prejudice to the fact that, if at the end of the Company’s fiscal year it has distributable profits, the meeting may resolve to use those profits to replace the amount delivered against the issue premium reserve by establishing a voluntary reserve dedicated to the same purposes as the issue premium reserve for the Class B convertible non-voting shares.
Once the minimum dividend has been resolved, the holders of Class B convertible non-voting shares will be entitled to the same dividend, if any, as corresponds to Class A common shares.
In order to make it possible to distribute the annual minimum dividend to the holders of Class B convertible non-voting shares, the Company will exercise its voting rights in respect of all of its subsidiaries, to the extent legally and contractually possible, so that the available distributable profits of those subsidiaries are distributed to their respective shareholders and quotaholders and ultimately, if applicable, to the Company.
The minimum dividend corresponding to Class B convertible non-voting shares always will be paid in cash.
9.2 (b) Other rights:
The Class B convertible non-voting shares will have no voting rights. Nevertheless, those shares will have voting rights when the Company has not fully paid the minimum dividend. In this case, the voting right of the Class B convertible non-voting shares will be given in proportion to their par value.
Class B convertible non-voting shares will enjoy a right of pre-emptive subscription for capital increases against cash contributions and issues of debentures convertible into shares of the Company, on the same terms as the Class A common shares, in proportion to the par values thereof. Nevertheless, that right may be excluded in accordance with the provisions of article 308 of the Capital Companies Act and the pertinent corporate resolutions.
Subsequent issues of non-voting shares will require approval, by separate vote or special meeting, of the Class B convertible non-voting shares.
Class B convertible nonvoting shares will give their holders the same rights as contemplated by law, and the rights of Class A common shares except as provided in the foregoing sections and by law, including the rights of information and attendance at the Company’s general shareholders meeting
9.2 (c) Conversion:
9.2. (c) I. Transformation:
The Class B convertible non-voting shares will be transformed into Class A common shares on the following conditions:
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(i)	Each Class B convertible non-voting share will be transformed into a Class A common share, at any time, at the election of its holder. The resolution of the Board of Directors effectuating the transformation of capital will determine the terms and procedures for receiving and documenting the shareholder elections and the issue and delivery of the Class A shares by conversion of Class B shares.

(ii)	42 months after the date of issue of the Class B convertible non-voting shares (hereinafter the “Mandatory Conversion Date”), those shares mandatorily will be transformed into Class A common shares, at a ratio of one Class A common share for each Class B convertible non-voting share.
Nevertheless, if the average of the weighted average prices on the Spanish Continuous Market for the Class A common share of the Company over the 20 trading sessions immediately prior to the Mandatory Conversion Date is less than 2.00 euros, the conversion ratio will be changed as follows: The number of Class A common shares to be issued upon conversion of each Class B convertible non-voting share will be equal to the fraction (stated as a decimal) the numerator of which is 2.00 euros and the denominator of which is the average of the weighted average prices of the Company’s Class A common share over the 20 trading sessions immediately prior to the Mandatory Conversion Date, with a maximum of 1.33 Class A common shares, for which purpose, if necessary capital will be increased against reserves, after satisfying the appropriate legal requirements. If the conversion ratio is not 1 to 1, the Company may organise a system to adjust for fractions.
Alternatively the Company may choose not to apply this adjustment and the related capital increase, either by distribution to the holders of each Class B convertible non-voting share of an extraordinary cash dividend against the issue premium reserve created upon issue of the Class B convertible non-voting shares, in the amount of the difference between 2 euros and the average of the indicated prices, with a maximum of 0.5 euros per Class B convertible non-voting share, or by any other procedure permissible in law, in these cases maintaining the conversion ratio at 1 to 1.
As a result, the issue premium reserve created upon issue of the Class B convertible non-voting shares will be available not only for purposes of payment of the minimum dividend, but also, as indicated above, for mandatory conversion of the shares when the conversion ratio is higher than the 1 to 1 referred to above for purposes of repaying the par value of the newly-issued Class A common shares when appropriate.
The Board of Directors, with the possibility of delegation to its Executive Committee or any Director, is expressly authorised to specify, clarify or complement the conversion mechanism and take all such actions as may be necessary for implementation of the conversion.
The Company may not undertake reorganisations, recapitalisations, reclassifications, splits, groupings or similar changes by reference to the Class A shares, unless the conversion ratio is correspondingly adjusted (as described above).
As a general matter, without prejudice to the following provisions, once the election to convert has been announced or 42 months have passed after the date of issue, computed
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on a date to date basis, implementation of the conversion must be undertaken as quickly as possible.
9.2 (c) II Conversion procedure:
(i)	Voluntary conversion at election of holder of Class B convertible non-voting shares: The holders of Class B convertible non-voting shares will be entitled request conversion of those shares of the Company’s Board of Directors at any time. For this purpose, the Company will publish a form of application for conversion on its webpage from the date of issue of those shares.

During the first five business days of each month (with a business day for purposes of this resolution meaning working days, excluding Saturdays, Sundays and holidays in the municipality of Madrid), the Company will adopt the necessary resolutions and take the necessary actions to convert the Class B convertible non-voting shares into Class A common shares. The application for conversion must be effectively received by the Company before 5:30 p.m. on the last business day of the prior month, in the Spanish peninsular time zone. To this end the Board of Directors is expressly authorised to proceed to take all necessary actions, including registration no later than the last day of each month in the Commercial Register and with Sociedad de Gestión de los Sistemas de Gestión, Registro y Compensación de Valores, S.A.U., (Iberclear) of the new Class A common shares, and to deliver the new Class A common shares through the securities account specified by the holder of the Class B convertible non-voting shares or, if applicable, through the depositary, if they are incorporated in ADSs. Also, the Company will exert its best efforts so that the recently-created Class A common shares are admitted to trading on the Barcelona, Madrid, Bilbao and Valencia exchanges and included within the Exchange Interconnection (Continuous Market) System and the New York Stock Exchange (NYSE) before the end of the month of registration in the Commercial Register.

(ii)	Mandatory conversion: At the time of mandatory conversion, the Board of Directors is authorised to take all actions indicated in the preceding section to convert the Class B convertible non-voting shares into Class A common shares during the month following the month the term for mandatory conversion expires.
9.2. (c) III. Conversion ratio other than 1 to 1:
In the case of mandatory conversion as referred to above, if the conversion ratio of the Class B convertible non-voting shares into Class A common shares is other than 1 to 1, it is resolved to increase capital in the amount of THIRTEEN MILLION TWO HUNDRED NINETY-EIGHT THOUSAND FIVE HUNDRED SEVENTY-ONE EUROS (€13,298,571) to cover the issue of the additional number of Class A common shares resulting from application of the new conversion ratio, with a maximum of 132,985,710 Class A common shares, expressly contemplating the possibility of incomplete subscription.
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That resolution is conditioned not only on existence of the circumstances referred to above in order for the conversion ratio to be other than 1 to 1, but also on the Company, at the time of implementation of the conversion, not having chosen to pay the aforesaid difference in cash.
The issue of the new shares covered by this capital increase will be at par value, without issue premium.
The par value of these shares will be paid up by application of the corresponding amount of the positive balance of the issue premium created upon issue of the Class B convertible non-voting shares, established as a reserve frozen except for these purposes and for purposes of payment of the minimum dividend, without the then remaining holders of Class A common shares being entitled to allotment of new Class A common shares issued to cover the conversion.
For purposes of compliance with the provisions of article 303 of the Capital Companies Act, the Company’s General Shareholders Meeting will ratify the foregoing resolution to the extent necessary, and will approve the audited balance sheet referred to in that article.
9.2 (d) Rights of Class B shares upon liquidation
For purposes of liquidation, the paid up value of the Class B shares will be deemed to be the issue price thereof.
Class B convertible non-voting shares generally will have the same liquidation share as the other shares.
Notwithstanding the foregoing, the holders of Class B convertible non-voting shares will, on the terms set forth in article 101 of the Capital Companies Act, be entitled to receive repayment of the paid-up value, before any amount is distributed to the other shares, if the liquidation share of all shares is less than the paid-up value of the Class B convertible non-voting shares.
If the balance sheet prior to liquidation shows distributable profits or issue premium reserve created upon issue of the Class B convertible non-voting shares, the minimum dividend for the prior and then-current fiscal years will be distributed to the holders of the Class B convertible non-voting shares, prior to distributing any amount to the remaining shareholders.
10. Amendment of article 6 of Articles
As a result of the provisions of the preceding sections, and in the event that the Board of Directors effectively implements this capital increase resolution within the given term, article 6 of the Articles of Association is amended as follows, if there is complete subscription, expressly authorising the Board of Directors, with authority to delegate to the Executive Committee, to adjust the amount of capital based on the shares that ultimately are to be issued to cover the consideration for the contributions made:
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“Article 6.— Capital.

6.1 The company’s capital is EIGHTY-FOUR MILLION SIX HUNDRED NINETY-SEVEN THOUSAND EIGHT HUNDRED TWO EUROS (€84,697,802) and is represented by:

a) FOUR HUNDRED FORTY-THREE MILLION NINE HUNDRED NINETY-ONE THOUSAND TWENTY (443,991,020) Class A common shares, having a par value of TEN CENTS ON THE EURO (€0.10) each, numbered consecutively from 1 to 443,991,020.

b) FOUR HUNDRED TWO MILLION NINE HUNDRED EIGHTY-SEVEN THOUSAND (402,987,000) Class B convertible non-voting shares, having a par value of TEN CENTS ON THE EURO (€0.10) each, numbered consecutively from 1 to 402,987,000, which will be governed as expressly provided in article 8 of these Articles of Association and in accordance with articles 98 and following of the Capital Companies Act.

6.2 The capital is totally subscribed and paid up.

The Class B convertible non-nonvoting shares will have the following minimum characteristics:
(a) Minimum dividend:
The holders of Class B convertible non-voting shares will be entitled to receive a minimum dividend per class B convertible non-voting share of 0.175 euros per annum, from the date of their issue.

When there are sufficient distributable profits, the Company is required to declare payment of the minimum dividend referred to in the preceding paragraph.

In addition, if during a given fiscal year there are not sufficient distributable profits to fully pay the minimum dividend referred to in the preceding paragraphs, as a result of conversion or transformation of the Class B convertible non-voting shares will be entitled to receive the part of the minimum dividend referred to above and not paid against the issue premium reserve created upon issue of the Class B convertible non-voting shares.

In order to make payment of the minimum dividend possible, the issue premium reserve created upon the issue of the Class B convertible non-voting shares will be frozen for so long as the Class B convertible non-voting shares have not been converted from Class B into Class A common shares and the minimum dividends referred to in this article have not been fully paid. Despite its frozen nature, it may be used for payment of the minimum dividend and repayment of the par value of common shares in excess of the number of Class B convertible non-voting shares that are converted, if the conversion ratio is other than 1 to 1 as indicated in following section b) of Class A.
(Free translation from the original in Spanish language)

Minimum dividends not distributed, in whole or in part, by reason of insufficient distributable profits or issue premium reserve created upon issue of the Class B convertible non-voting shares, will be cumulative.

(b) Conversion

The Class B convertible non-nonvoting shares will be convertible on the following conditions:
(i)	At the option of each holder of Class B convertible non-nonvoting shares, each class B convertible non-voting share may be converted into a Class A common share, at any time, following the procedure established for that purpose.

(ii)	42 months after the date of their issue, the Class B convertible non-voting shares mandatorily will be converted into Class A common shares, at a ratio of one Class A common share for each Class B convertible non-voting share.

Nevertheless, if the average of the weighted average prices on the Continuous Market of the Class A common share of the Company over the 20 trading sessions immediately prior to the day 42 months after the date of issue of the Class B convertible non-voting shares was less than 2.00 euros, the conversion ratio will be changed as follows: the number of Class A common shares to be issued upon conversion of each Class B convertible non-voting share will be equal to the fraction (stated to two decimal places) the numerator of which is 2 euros, and the denominator of which is the average of the weighted average prices on the Spanish Continuous Market of the Class A common share the Company over the 20 trading sessions immediately prior to the day 42 months after the date of issue of the Class B convertible non-voting shares, with a maximum of 1.33 Class A common shares. The Company may decide to pay the difference between the 2 euros and the average of the indicated prices, in cash, with a maximum of 0.5 euros per Class B convertible non-voting share, and maintain the conversion ratio at 1 to 1.
(c) Liquidation rights:

For purposes of liquidation, the paid up value of the Class B convertible non-voting shares is their issue price.
6.3 The Company may issue various classes of shares. Each class may have a different par value. When more than one series of shares is created within the same class, all of those making up a series will have the same par value.”
11. Application for admission to trading
Immediately after implementation of the resolution issuing the new Class A and class B shares, admission to trading thereof will be applied for on the Madrid, Barcelona, Bilbao and Valencia stock exchanges, as will their inclusion within the Exchange
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Interconnection (Continuous Market) System, it being expressly noted that the Company is subject to the existing rules and any rules that may be issued regarding stock exchanges and, in particular, regarding listing, maintenance of listing and delisting. In addition, admission to trading of the “American Depositary Shares” representing those Class A and Class B shares will be applied for on the New York Stock Exchange.
For the foregoing purposes, with the possibility of delegation to its Executive Committee or the Managing Director, the Board of Directors is authorised, once the capital increase resolution has been implemented, to apply to such national and foreign agencies as may be competent for admission to trading of the new Class A common shares and the new Class B convertible non-voting shares of the Company, for that purpose signing such documents and commitments as may be necessary, on the terms they deem to be appropriate.
12. Application of Benefit of Special Tax Regime
It is resolved that the capital increase resolution by way of in-kind contribution adopted by way of this resolution will be subject to the special tax scheme for mergers, splitups, contributions of assets and exchanges of securities regulated in Chapter VIII of Title VII of the Recast Text of the Companies Tax Act approved by Royal Legislative Decree 4/2004 of 5 March 2004, and any such other similar tax scheme as may be applicable to this transaction in Spain or other affected jurisdictions.
13. Delegation of authority
Under the provisions of article 297(1)(a) of the Capital Companies Act, the Board of Directors, with authority to delegate to its Executive Committee, is authorised to freely review and determine whether the conditions precedent to which this resolution is subject have been satisfied, and even to waive the application of any or all of them. Once satisfaction of the aforesaid conditions has been verified or, if applicable, waived, the Board of Directors, on the broadest terms as provided by law, by way of illustration and not limitation, may take each of the following actions:
(i)	Determine the date the capital increase resolution is to be implemented and fix the conditions thereof in all respects not provided for by this General Meeting, including, inter alia, development of the procedure for contribution in kind and exchange of shares, the number of shares to be issued and delivered based on the number of Common Shares, Warrants and, if applicable, Preferred Shares of Liberty Acquisition Holdings Virginia Inc., and determination of the amount of the issue premium, within the limits established in this resolution.

(ii)	Verify the number of Common Shares, Warrants and, if applicable, Preferred Shares of Liberty and, once the number of Liberty Preferred Shares and the funds to be used in respect of the right of withdrawal of Liberty shareholders and/or payment of cash consideration have been fixed, establish the exact exchange ratio between the Preferred Shares and the Class A common shares and Class B convertible non-voting shares of the Company.
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(iii)	Select an exchange agent and, for that purpose, negotiate and sign the corresponding securities exchange agreement pursuant to which the exchange of Common Shares, Warrants and, if applicable, Preferred Shares of Liberty Acquisition Holdings Virginia Inc. for Class A common shares and Class B convertible non-voting shares of the Company will occur.

(iv)	Manage and administer a system of sharing and allotment of fractional amounts to the extent necessary for purposes of exchanging the Common Shares, Warrants and, if applicable, Preferred Shares of Liberty for newly-issued shares of the Company.

(v)	Declare the capital increase to have been implemented, on one or more occasions, issuing and placing the new shares that have been subscribed and paid up in circulation, and redrafting Article 6 of the Articles of Association, including each and every one of the successive amendments of the drafting thereof, if any, as may be required as a result of conversion or transformation of the Class B convertible non-nonvoting shares into Class A common shares.

(vi)	Appear before a notary and execute the corresponding public deeds for the capital increase on the terms and conditions they deem to be appropriate.

(vii)	Exercise any rights and obligations deriving from the aforesaid public deeds;

(viii)	Draft and publish such notices as may be necessary or appropriate and draft and prepare such prospectuses and notices as may be required by applicable legislation, in particular those requested by the National Securities Market Commission (CNMV) or any other public agency, and agree to such subsequent amendments thereof as it deems to be appropriate, filing them with the authorities competent for that purpose.

(ix)	Apply for admission to trading of the newly-issued Class A common and Class B non-voting convertible shares on the Madrid, Barcelona, Bilbao and Valencia stock exchanges and their inclusion within the Exchange Interconnection (Continuous Market) System, with all the powers that are necessary for that purpose under the applicable legislation, taking whatever steps are necessary and executing whatever documents are required to do so, and appoint the entity responsible for maintaining the accounting records for the shares and, if applicable, the custodians responsible for issuing the deposit certificates to represent the shares, executing whatever documents are necessary for that purpose, including the deposit agreements with the depositary of the deposit certificates representing the shares (“American Depositary Shares”)

(x)	Apply for admission to trading on the New York Stock Exchange of the “American Depositary Shares” representing the Class A common shares
(Free translation from the original in Spanish language)

and the Class B convertible non-voting shares of the Company, including the Class A common shares resulting from conversion of the Class B convertible non-voting shares. For those purposes, promote, commence, execute, file, request, pursue, answer, examine, withdraw and terminate all kinds of documents, proceedings and actions, before all kinds of persons and offices, public or private, authorities and agencies, national or international.

(xi)	Apply to the national tax authorities (Agencia Estatal de Administración Tributaria) for total or partial application of the scheme contemplated in Chapter VIII of Title VII of the Recast Text of the Companies Tax Act approved by Royal Legislative Decree 4/2004 of 5 March 2004, and any other such similar tax scheme as may be applicable to this transaction in Spain or other affected jurisdictions.

(xii)	Take such actions as may be required and approve and formalise such public and private documents as may be necessary in order to proceed with conversion of the Class B convertible non-voting shares into Class A common shares, both in the case of conversion at the option of the holders and in the case of automatic conversion, redrafting article 6 of the Articles of Association to adapt it to the new distribution of the capital resulting from implementation of the conversion, or if appropriate implementing the capital increase against the reserves from issue premium on Class B convertible non-voting shares, in those cases in which the conversion ratio is not 1 to 1.

(xiii)	Take such actions as may be required and approve and formalise such public or private documents as may be necessary or appropriate for full effectiveness of the capital increase resolution as regards any of its aspects and content; apply for such entries or annotations as may be necessary in respect of the aforesaid capital increase, or any other question related thereto, appearing before the Commercial Register or any other entity required for such purposes

(xiv)	Correct, if applicable, and complete the errors, defects and omissions in the documents formalised as a result of exercise of the authority granted herein, that prevent or interfere with their full effectiveness, in particular those that may prevent their entry in the public registers, for that purpose having authority to introduce such modifications as may be required to adapt them to the verbal or written review of the Registrar;

(xv)	And, in order to exercise the foregoing authority, take any action or sign and execute any other documents, whether public or private, they deem to be necessary or useful for implementation of the authority conferred herein.”
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FOUR
Amendment of the General Shareholders’ Meeting Regulation and, if applicable, approval of a new consolidated text.
In order to update the General Shareholders’ Meeting Regulation to complement and clarify certain matters, the following Articles of the Regulation are hereby amended, and to ensure greater comprehension and clarity, a consolidated text of that Regulation is hereby approved:
“Article 2. Powers of Shareholders at the Shareholders’ Meeting
2.1. The following powers are specifically reserved for shareholders at the Shareholders’ Meeting:
a) Approval of the annual accounts, the consolidated annual accounts, the Board of Directors’ management, and the proposed distribution of profits.
b) Determination of the number of members on the Board of Directors.
c) Appointment and removal of Directors, as well as the ratification or revocation of the Board of Directors’ provisional appointment of Directors.
d) Appointment and re-election of Auditors.
e) Capital increases or reductions; bonds issues and, in general, any type of securities issues, including preference interests; conversion; merger; spin-off or dissolution of the Company; and any amendment of the Bylaws.
f) Authorization of the Board of Directors to approve a capital increase pursuant to the Capital Corporations Act and to issue bonds of any class and to delegate to the Board of Directors any other powers pursuant to the Law and the Bylaws.
g) Approval and amendment of the General Shareholders’ Meeting Regulation, in accordance with the Law and the Bylaws.
h) Annual approval of the Board of Directors’ remuneration, pursuant to Article 19, paragraph 2 of the Bylaws.
i) Authorization of Directors’ remuneration consisting in granting shares or stock options, or remuneration pegged to share value.
j) The exercise of any other powers attributed to the Shareholders’ Meeting by Law or in the Bylaws, and examining and deciding any other matter that the Board of Directors deems should be considered or resolved at a Shareholders’ Meeting, which is considered to be especially relevant in the interests of the Company.
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2.2. The Board of Directors may interpret, correct, enforce and implement the resolutions adopted at the Shareholders’ Meeting and shall designate the persons who shall execute the corresponding public and private documents.”
“Article 8. Proxies
8.1. Shareholders may authorize another shareholder to act on their behalf as a proxy. Grant of proxy shall be valid for a specific meeting. This requisite shall not apply when the proxy holds a notarized power of attorney to manage all of the shareholder’s assets located in Spain. Grant of proxy shall be indicated on the attendance card provided with the notice of meeting, in a letter, and in any case, shall bear the grantor’s signature.
8.2. The proxy form shall contain or have annexed thereto the agenda for the meeting, as well as the request for voting instructions and an indication as to how the proxy shall vote, in the event that precise instructions are not provided. If proxy has been validly granted pursuant to the Law and this Regulation but does not include instructions as to how to vote or there are doubts as to the scope of the proxy granted, it will be understood that the proxy’s powers (i) extend to all items on the agenda of the General meeting, (ii) the vote is intended to be favorable with respect to all proposals set forth by the Board of Directors and (iii) this shall likewise extend to any off-agenda items that may arise, with respect to which the proxy shall vote in the manner deemed most favorable to the interests of the shareholder he represents.
8.3. Proxy granted to persons ineligible to exercise this right pursuant to the Law shall be invalid and have no effect.
8.4. Proxy may also be granted by electronic means of distance communication according to the procedures set forth in Article 11.2. of this Regulation, provided that they are not incompatible with the type of proxy, and the shareholders’ identity shall be verified with the same requisites provided in the aforementioned Article 11.2., the term set forth in Article 11.3. of this Regulation for the valid receipt of the proxy card likewise being applicable.
8.5. Proxy may always be revoked, and will be considered to have been so if a shareholder who has granted proxy attends a meeting in person.
8.6. The Board of Directors is empowered to implement the foregoing provisions, setting forth the appropriate rules, means and procedures according to available technology, in order to enable proxy to be granted electronically, and adjusting them when warranted to any norms that may be issued in that regard.
Specifically, the Board of Directors may (i) regulate the use of guarantees with respect to electronic signatures for granting proxy through electronic correspondence and (ii) set an earlier deadline for receiving proxies granted by mail or electronically.
8.7. The person presiding at the meeting and the secretary of the Shareholder’s Meeting shall have broad powers to judge the validity of the documents or means used for authorizing proxies.”
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“Article 9. Proxy Solicitations
9.1. Proxy solicitations shall in all instances conform to the provisions of the Capital Corporations Act and all other applicable legislation.
9.2. In the event that the directors or other persons have issued a proxy solicitation, the director who is granted proxy may not vote the proxy shares on those items on the agenda in which he has a conflict of interests and, in any case, with respect to the following decisions:
•	His appointment or ratification of his appointment to the Board of Directors.

•	His dismissal, expulsion or removal from the Board of Directors.

•	A derivative suit against him.

•	The approval or ratification, when warranted, of related-party transactions between the Company and the director in question, or with companies he controls or represents, or with persons acting on his behalf.
In these cases, the director who has been granted proxy may designate another director or a third party who does not have a conflict of interests to exercise his proxy, unless the shareholder granting proxy has prohibited such substitution or has designated an alternate proxy in the event of a conflict of interests to replace the initial proxy holder.
Grant of proxy may also include voting on items not appearing on the agenda of the notice of meeting and which are discussed at the Meeting, as provided in the Law, in which case the provisions set forth in the preceding paragraph shall be applicable.”
“Article 11. Formal requisites and time periods for voting by post or by electronic means of distance communication.
11.1. Voting by post:
a) To vote by post shareholders shall fill out and sign a standardized form provided for that purpose by the Company, which shall include the information needed to verify that the voter is indeed a shareholder, for which the shareholder’s signature shall be notarized, authenticated by an Iberclear depository institution, or verified by any other means that the Board of Directors deems sufficient. In the case of corporate shareholders, a document evidencing the signatory’s authority to represent the company shall be annexed to the form.
b) This form shall be made available on the Company’s web page from the date of publication of the notice of meeting. Likewise, from the date of publication of the notice of meeting shareholders who wish to do so may request that the Company’s Shareholder Relations Office send them the form by post.
c) Shareholders shall send the duly filled-out form to the Company, to be processed and counted.
11.2. Voting by electronic means of distance communication:
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a) To vote by electronic means of distance communication, shareholders shall fill out a standardized form provided by the Company for that purpose, which shall include the information necessary to verify that the voter is indeed a shareholder.
b) The form shall be made available on the Company’s web page from the date of publication of the notice of meeting.
c) Shareholders shall send the duly filled-out form to the Company, to be processed and counted, by means of an electronic document including the shareholders’ recognized electronic signature or any other type of electronic signature which, according to available technology and applicable legislation at any given time, the Board of Directors has deemed in a previously adopted resolution as sufficient to guarantee the authenticity of the signature and identity of the shareholder who is exercising his voting rights.
11.3. Votes cast by any of the methods set forth in sections 11.1 and 11.2 above must be received at the Company’s registered offices at least 24 hours prior to initial time that the meeting is to be held; otherwise, the vote shall be deemed as not having been cast. The Board of Directors may set an earlier deadline on the notice announcing the shareholders’ meeting.
11.4. It is the duty of shareholders to verify, if applicable, that the Company has received their votes before the established deadline and that all requisites in that regard have been met.
11.5. A shareholder’s casting of a vote by distance means shall revoke any prior proxies granted, and proxies granted thereafter shall be deemed void. Votes cast by distance means shall be deemed void if the shares entitling the shareholder to vote have been transferred and the transfer has been entered on the stock ledger at least five days prior to the meeting and the new shareholder exercises his voting rights.
11.6 The Board of Directors is empowered to implement the foregoing provisions, setting forth the appropriate rules, means and procedures according to available technology, in order to enable voting and appointment of proxies by electronic means, complying with any norms that may be issued in that regard and the provisions of the Bylaws.
Specifically, the Board of Directors may (i) regulate the use of guarantees other than electronic signatures in the casting of electronic votes and (ii) set an earlier date than the one announced on the notice of meeting for receiving at the Company votes cast by post or electronically.
In any event, the Board of Directors shall adopt the appropriate measures to prevent possible duplicates and to ensure that the person voting or granting proxy by post or electronically is duly authorized to do so pursuant to the provisions of the Bylaws and this Regulation.
The rules implemented by the Board of Directors pursuant to this section shall be published on the company webpage.”
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“Article 12. Place and procedures for conducting the meeting
12.1. General Meetings shall be held in the city in which the Company maintains its corporate domicile, or at any location determined by the Board of Directors as provided in the Bylaws, at the place and date indicated on the notice of meeting, and it may extend over one or more consecutive days if so proposed by the board presiding at the meeting or at the request of shareholders representing at least one-fourth of the capital present at the Meeting.
12.2. Exceptionally, if an event occurs that substantially alters the good order of the Meeting, or other extraordinary circumstances arise that prevent the meeting from being held as planned, the Chairman presiding the meeting may declare it adjourned during the period required to reestablish the conditions that would enable the Meeting to continue. If these circumstances persist, the Presiding Board shall propose that the Meeting be postponed until the following day, according to the provisions in the preceding paragraph.”
“Article 14. Presiding Board, Chairman and Secretary of the Shareholders’ Meeting.
14.1. The Board presiding at the Shareholders’ Meeting shall consist of the Chairman and Secretary of the Meeting, as well as all members of the Board of Directors in attendance.
14.2. The Chairman of the Board of Directors shall act as chairman at the Shareholders’ Meeting or, in his absence, the Vice Chairman, if any, or in the absence of both of them, the Director who is present and has the most seniority or, in the absence of all of the foregoing, a shareholder chosen by the other shareholders in attendance at the Meeting.
14.3. The Secretary to the Board of Directors of the Company shall act as Secretary at the Shareholders’ Meetings or, in his absence, the Deputy Secretary to the Board of Directors, if any, or if not, a person chosen by the shareholders in attendance at the Meeting.
14.4. It is the duty of the Chairman presiding the Meeting to declare a quorum, direct and establish the order of deliberations and interventions, terminate the debate when he deems the matter sufficiently discussed and set time limits for debates, having the power to terminate discussions with respect to a given resolution and call for a vote, clarify doubts that may arise concerning the agenda and, in general, exercise all powers necessary to ensure the orderly conduct of the meeting, including interpreting the provisions of this Regulation, while being assisted by the Secretary.”
“Article 17. Call to Order and Quorum
17.1. General Meetings, whether Ordinary or Extraordinary shall be validly convened on the initial day and time stated in the notice of meeting when the shareholders or proxies present represent at least 25% of subscribed share capital having voting rights. On the second day and time stated in the notice, a Meeting may be validly held regardless of the capital in attendance.
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17.2. In order for an Ordinary or Extraordinary General Meeting to validly resolve to issue bonds, increase or reduce capital, or decide the conversion, merger, spin-off or dissolution of the Company or, in general, any amendment to the Bylaws, shareholders or proxies representing at least 50% of subscribed share capital having voting rights must be present on the initial date and time stated in the notice of meeting.
On the second date and time stated in the notice the presence of 25% of that capital shall suffice.
17.3. If sufficient shareholders representing the necessary capital do not attend the initial meeting when called, the Meeting will be held on the second date stated in the notice.
17.4. Shareholders using distance voting shall be deemed present when determining whether a quorum for holding the Meeting exists, to which the requisites and guarantees of validity set forth in this Regulation shall apply.
17.5. For the purpose of determining the quorum for a General Meeting pursuant to the provisions of the Capital Corporations Act, the Company’s own shares shall be included as capital when calculating the quotas required for convening a meeting and adopting resolutions, although the exercise of voting rights and all other political rights represented in the Company’s own shares shall be suspended.
17.6. Before discussing the items on the agenda, the Secretary shall announce the number of shareholders present in person or by proxy, the number of shares and the par value of share capital represented, and the percentage present, either in person or by proxy.
17.7. Once this information has been announced publicly, the Chairman shall declare the General Shareholders’ Meeting validly convened, either on the first or second dates stated on the notice of meeting, whichever is applicable.
17.8. So that they may be duly reflected in the minutes of the meeting, the shareholders present may express to the Notary any reservations or objections that they may have as to whether the meeting has been validly convened or concerning the overall figures shown on the attendance list, which shall have been previously read aloud at the meeting.”
“Article 19. Requests for Information during Shareholders’ Meetings.
19.1. During their turns to speak shareholders may orally request any information or clarification that they deem warranted concerning the items on the agenda.
19.2. Directors shall be obliged to provide the requested information, unless it is not available during the meeting, in which case directors shall be obliged to provide that information in writing with seven days following the end of the Meeting, without prejudice to the provisions of the following paragraph.
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19.3. Information need not be provided when, in the opinion of the Chairman, publicizing information requested by the shareholders may be harmful to the Company’s interests. However, information may not be denied for that reason when the request is supported by shareholders representing at least one-fourth of share capital.
19.4. Information or clarification requested from directors shall be provided by the Chairman, the Chief Executive Officer, the Secretary, or if the Chairman so requests, from a director, the chairman of the Audit Committee or any employee or expert in the matter.
19.5. The Chairman shall decide the order of the responses to shareholders’ requests, and whether responses will be offered after each turn to speak or together, after the last speaker has finished. Shareholders shall not have rebuttal rights, unless the Chairman decides to grant them based on the importance of the matter.”
“Article 20. Voting
20.1. Once the shareholders have finished their interventions and the requested information has been provided pursuant to this Regulation, the proposed resolutions appearing as items on the agenda or other resolutions that are not legally required to appear on the agenda shall be put to a vote.
20.2. The Chairman may decide to omit, summarize or extract the Secretary’s reading aloud of the proposed resolutions, unless there is express opposition to doing so on the part of shareholders representing at least 1% of share capital.
20.3. Nevertheless, the complete text of the proposals must be read aloud if they have not been made available to shareholders at least fifteen days before the date on which the Meeting is held, in the terms provided for in this Regulation.
20.4. In the event that any of the proposals made available to shareholders has been amended by the Board of Directors, the amended text must be read aloud before voting on the proposal.
20.5. With respect to votes cast during the Meeting, proposals shall be voted according to the following procedure:
a) With respect to proposed resolutions put forth by the Board of Directors concerning items on the agenda:
(i)	votes corresponding to all shares physically present at the Meeting or represented by proxy (unless the proxy grantor instructs otherwise) plus all affirmative distance votes cast shall be deemed to be votes in favor.
(ii)	votes corresponding to shares whose shareholders or proxies indicate that they wish to vote against by communicating or expressing their votes to the Notary during the Meeting, so that they may be reflected on the minutes, as well as all negative distance votes cast shall be deemed to be votes against.
(Free translation from the original in Spanish language)

b) With respect to proposed resolutions other than those put forth by the Board of Directors concerning items on the agenda:
(i)	votes corresponding to all shares physically present at the Meeting or represented by proxy (unless the proxy grantor instructs otherwise) plus all negative distance votes cast shall be deemed to be votes against
(iii)	(ii) votes corresponding to shares whose shareholders or proxies indicate that they wish to vote in favor by communicating or expressing their votes to the Notary during the Meeting, so that they may be reflected on the minutes, as well as all affirmative distance votes cast shall be deemed to be votes in favor
c) With respect to proposed resolutions not included on the agenda, the procedure set forth in section b) above will be followed, (excluding the reference to distance voting).
20.6. The Notary shall likewise be notified of blank votes or abstentions, so that they may be reflected in the minutes.
20.7. The foregoing notwithstanding, the Presiding Board may determine to use other voting systems for the adoption of resolutions provided that they clearly distinguish votes in favor and against, and the results can be duly reflected in the minutes.
20.8. In any event, proposed resolutions put forth by the Board of Directors will be voted on first and, if adopted, all other proposals concerning the same matter shall be dropped and not put to a vote.
20.9. Split voting shall be permitted so that those who appear as shareholders on the shareholder ledger but who act as proxies may cast their votes according to instructions received from the proxy grantor. In that regard, split voting will be permitted for depositaries of shares issued by the Company within the framework of the American Depositary Shares (ADS) program represented as American Depositary Receipts (ADRs).”
“Article 21. Procedure for adopting resolutions
21.1. At General Meetings, either ordinary or extraordinary, resolutions shall be adopted by a majority vote of the shares present or represented by proxy, as required in these Bylaws or in the Capital Corporations Act. Each share having voting rights, present or represented by proxy at a General Meeting shall be entitled to one vote.
21.2. Resolutions shall be adopted by a majority vote of the shares present, which shall be deemed achieved when votes in favor of the proposal exceed half of the shares present or represented by proxy, unless otherwise provided in the Law or in the Bylaws.
Pursuant to the foregoing and unless provided otherwise in the Law, a favorable vote of 75% percent of the shares having voting rights, present or represented by proxy at a General Meeting shall be required to adopt resolutions concerning the following matters:
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a) Amendments to the Bylaws including, among others, change of business purpose and capital increases or reductions, unless such operations are required by law.
b) A corporate conversion, merger or spin-off of any type, as well as the assignment of all corporate assets and liabilities.
c) Dissolution and liquidation of the Company.
d) Exclusion of pre-emptive subscription rights in capital increases for cash.
e) Changes in the Board of Directors.
f) Appointment of members of the Board at the Shareholders’ Meeting, except for candidates proposed by the Board of Directors.”
21.3. The person presiding at the Meeting shall inform shareholders whether or not the resolutions proposed at the Shareholders’ Meeting have been adopted.”
The validity of the amendments to Articles 17, 19, 20 and 21 of the General Shareholders’ Meeting Regulation is conditioned upon the implementation and subscription of the non-cash capital increase as set forth in item three on the Agenda of the Extraordinary Shareholders’ Meeting.
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FIVE
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SIX
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SEVEN
Approval of plan to deliver shares and stock options of the Company, as compensation for members of the Board of Directors and management personnel.
Under article 219 of the Capital Companies Act and article 19 of the Articles of Association, and within the framework of the Company’s compensation policy, it is resolved to authorise a system of compensation consisting of the delivery of shares and/or stock options of the Company to the directors and managers in the Prisa Group during the 2010, 2011, 2012 and 2013 fiscal years, to facilitate or increase their shareholdings in the Company (“2010-2013 Share/Stock Options Delivery Plan"), on the terms indicated below.
1.	General description of the “2010-2013 Share/Warrant Delivery Plan”
Under the “2010-2013 Share/Stock Options Delivery Plan”, the Company may deliver a number of the Company’s shares or stock options to each of the Participants. The system may be offered to such directors and managers in the Prisa Group as may be determined by the Board of Directors, on proposal of the Corporate Governance, Appointments and Remuneration Committee.
For these purposes “Participants” are individuals in any of the following categories: directors, general managers, resource managers, managers of departments and/or business units and other managers in the Company or its group comparable to the foregoing, who meet the conditions established by the Board of Directors, on proposal of the Corporate Governance, Appointments and Remuneration Committee.
The number of shares and stock options that may correspond to each Participant will be determined by the Board of Directors on proposal of the Corporate Governance, Appointments and Remuneration Committee, based on their responsibilities within the management bodies of the Company or any of the companies in its group or their management functions and responsibilities.
(i)	Delivery of Shares

The total number of shares in no case will exceed 2% of the company’s capital from time to time. The delivery of shares to each Participant will be made within the framework of the Company’s compensation policy, using the average closing quotation of the share on the Continuous Market over the 30 working days immediately prior to the delivery as the reference.

(ii)	Delivery of Stock Options

The total number of stock options in no case will exceed 1% of the company’s capital from time to time. The delivery of stock options will give the right to acquire an equivalent number of shares of the Company, during the period from 12 months to 24 months after delivery of the stock options. The stock options will not be transferable, except upon death of the Participant, within the limits established by the Board of Directors.
(Free translation from the original in Spanish language)

The deadline for delivery of the stock options will be 31 December of each fiscal year the Plan is in effect. The exercise price of each stock options will be the average closing quotation of the share on the Continuous Market for the 30 working days immediately prior to the delivery.
2.	Authorisation for direct or indirect derivative acquisition of treasury shares, within the legal limits and requirements. Revocation of unused part of authorisation extended for derivative acquisition of treasury shares at the General Shareholders Meeting of 30 June 2010.
The derivative acquisition of the Company’s own shares is authorised, directly or through any of its subsidiary companies, by way of purchase and sale or any other “inter vivos” act for consideration, up to 31 December 2013, the ending date of the “2010-2013 Share/Stock Options Delivery Plan”.
The limits or requirements of these acquisitions will be as follows:
•	The par value of the shares acquired, added to those already held by the Company and its subsidiaries, may not exceed the allowable legal maximum.

•	The acquired shares must be free of any liens or encumbrances, must be fully paid up and not subject to performance of any kind of obligation.

•	A frozen reserve may be established within the liabilities on the company’s balance sheet in an amount equivalent to the amount of the treasury shares reflected in assets. This reserve must be maintained until the shares have been disposed of or cancelled or there is been a legislative change so authorising.

•	The acquisition price may not be less than par value or more than 20 percent of the quoted value. The transactions for the acquisition of own shares will be accordance with the rules and practices of the securities markets.
All of the foregoing will be understood to be without prejudice to application of the general scheme for derivative acquisitions contemplated in article 146 of the current Capital Companies Act.
Express authorisation is granted for the shares acquired by the Company or its subsidiaries pursuant to this authorisation, and those owned by the Company at the date of holding this General Meeting, to be used, in whole or in part, to facilitate fulfilment of the “2010-2013 Share/Stock Options Delivery Plan”.
Also, it is resolved to revoke the unused part of the authorisation granted by the General Shareholders Meeting of 30 June 2010.
3.	Authorisation to Board of Directors

The Board of Directors, which may delegate for this purpose to the Corporate Governance, Appointments and Remuneration Committee, is authorised to apply, develop and implement this resolution. Merely by way of illustration and not limitation,
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it in particular is authorised to make such changes as may be necessary for application of the Plan, and to establish anti-dilution rules allowing adaptation of this scheme for the delivery of stock options to preserve their value if the capital of the company is changed.
Authority is also delegated to the Board of Directors to adopt such resolutions as may be necessary to fulfil the obligations deriving from this scheme for delivery of shares and warrants, in the manner most appropriate to the interests of the Company.
4.	Expiration
This “2010-2013 Share/Stock Options Delivery Plan” is applicable to the 2010, 2011, 2012 and 2013 fiscal years, both inclusive. If the Board of Directors does not use the authorisation to implement this Plan before 31 December 2011, this resolution will be of no effect.
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EIGHT
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NINE
Delegation of Powers
Without prejudice to powers granted in other resolutions, it is hereby resolved to grant to the Board of Directors the broadest powers required by law to define, implement and interpret the preceding resolutions including, if necessary, powers to interpret, remedy and complete them, likewise delegating to the Chairman of the Board of Directors Mr. Ignacio Polanco Moreno, the Chief Executive Officer Mr. Juan Luis Cebrián Echarri and the Secretary Mr. Iñigo Dago Elorza joint and several powers for any of them to appear before a Notary Public to formalize and to reflect in a notarial document the resolutions adopted at the present Shareholders’ Meeting, rectifying, if warranted, any material errors not requiring new resolutions that might preclude their being recorded in notarial instruments, and to issue the notarial or private documents necessary to record the adopted resolutions on the Companies Register, with powers to remedy or rectify them in view of the Registrar’s written or oral comments and, in summary, to take any measures required to ensure that these resolutions are fully effective.
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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROMOTORA DE INFORMACIONES, S.A. (Registrant)
Date: November 15, 2010	By:	/s/ Iñigo Dago Elorza
		Name:	Iñigo Dago Elorza
		Title:	Chief Legal Officer and Secretary of the Board of Directors